Exhibit 99.01

NOUVEAU MONDE GRAPHITE INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
ISSUE DATE: APRIL 29, 2020

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TABLE OF CONTENTS

1.	PRELIMINARY COMMENTS AND FORWARD-LOOKING STATEMENTS		2

2.	CORPORATE STRUCTURE		2
	2.1	NAME, ADDRESS AND INCORPORATION	2
	2.2	INTERCORPORATE RELATIONSHIPS	2

3.	GENERAL DEVELOPMENT OF THE BUSINESS		3
	3.1	THREE-YEAR HISTORY	6

4.	DESCRIPTION OF THE BUSINESS		18
	4.1	GENERAL	18
	4.2	DESCRIPTION OF THE MINERAL PROPERTIES	18
	4.3	RISK FACTORS	45

5.	DIVIDENDS AND DIVIDENDS POLICY		58

6.	GENERAL DESCRIPTION OF THE CAPITAL STRUCTURE		59
	6.1	COMMON SHARES	59
	6.2	WARRANTS	59
	6.3	COMPENSATION OPTIONS	60
	6.4	STOCK OPTIONS ISSUED UNDER THE STOCK OPTION PLAN	61

7.	MARKET FOR SECURITIES		65
	7.1	MARKET	65
	7.2	TRADING PRICE AND VOLUME	65

8.	DIRECTORS AND OFFICERS		66
	8.1	NAME, OCCUPATION AND SECURITIES HOLDING	66
	8.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	70

9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS		71

10.	TRANSFER AGENT AND REGISTRAR		72

11.	INTERESTS OF EXPERTS		72

12.	MATERIAL CONTRACTS		73

13.	ADDITIONAL INFORMATION		73

1.          PRELIMINARY COMMENTS AND FORWARD-LOOKING STATEMENTS

The information in this Annual Information Form is dated as at December 31, 2019, unless indicated otherwise. All dollar amounts in this Annual Information Form refer to Canadian dollars (“CAD”), unless otherwise indicated.

This Annual Information Form may contain or incorporate by reference forward-looking statements about the objectives and strategies of Nouveau Monde Graphite Inc. (the “Corporation”) as well as management’s expectations regarding its future growth, financial position and results of operations and the Corporation’s activities. These statements are forward-looking because they are based on assumptions about future economic conditions and courses of action that will be undertaken by the Corporation. These statements are subject to a number of risks and uncertainties including, but not limited to, the general economic conditions associated with the current outbreak of the novel coronavirus known as COVID-19 (please refer to section “Risk Factors”) which may cause actual results to differ materially from those contemplated by the forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are reasonable. However, there is no guarantee that the Corporation’s expectations in this regard will prove to be accurate and the reader must not unduly depend on them. The forward-looking statements are made on the date of this Annual Information Form and, except if the applicable legislation requires it, the Corporation has no intention of updating them nor does it assume the responsibility to do so.

2.          CORPORATE STRUCTURE

2.1        Name, Address and Incorporation

The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporation Act (the “CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation” a capital pool company and “New World Mining Enterprises Inc. / Entreprises minières du Nouveau-Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name for “Nouveau Monde Graphite Inc.”.

The Corporation’s head office is located at 331, Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.

2.2        Intercorporate Relationships

As of the date of this Annual Information Form, the Corporation beneficially owns 100% of the voting shares of Nouveau Monde District Inc. incorporated under the CBCA and 49% of the voting shares of Shinzoom Nouveau United Corp. incorporated under the CBCA. Nouveau Monde District Inc. currently holds properties in Saint-Michel-des-Saints and is expected to continue purchasing other properties in the near future. Shinzoom Nouveau United Corp. has been created on September 25, 2017, and is inactive as of the date of this Annual Information Form.

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3.	GENERAL DEVELOPMENT OF THE BUSINESS

Introduction and General Outlook

The mission of the Corporation is to become a major low-cost producer of anode material for lithium-ion batteries (“LIBs”) and other value-added graphite products (“VAP”) with the industry’s lowest environmental footprint out of a concern for sustainable development. The Corporation wants to electrify all of its activities and is expected to operate the first All-Electric Open-Pit Mine (as this term is defined below). The Corporation is engaged in developing its flagship property, the Matawinie Graphite Property (as this term is defined below), and implementing its business strategy for the secondary transformation of graphite.

Matawinie Graphite Property

The Matawinie graphite property includes 319 map-designated cells forming seven (7) mining claims blocks covering 17 585 hectares which includes the Tony claims block (the “Matawinie Mining Project or the Matawinie Graphite Property”). The Matawinie Graphite Property is located approximately 150 km North of Montréal, Québec using the existing public network. The Tony claims block is located in the Saint-Michel-des-Saints area. The Tony claims block, including the West Zone, is easily accessible using existing forest roads and is close to high quality infrastructure, including paved roads and high voltage power lines, which are needed for industrial activities. The community of Saint-Michel-des-Saints, as well as surrounding communities, offers an abundant skilled workforce, such as forestry workers, mechanics and heavy equipment operators.

All-Electric Open-Pit Mine

The Corporation intends on electrifying its operations, becoming the first all-electric open pit operation in the world. The Corporation conducted a feasibility study leading to the implantation of the first ever all-electric open-pit mine (the “All-Electric Open-Pit Mine”). The results, published on October 25, 2018, confirm the economic viability of the project and determine how the All-Electric Open-Pit Mine will be exploited as part of a carbon neutral project.

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Saint-Michel-des-Saints Demonstration Plant

As of September 18, 2018, the Corporation has put into operation a demonstration plant (the “Saint-Michel-des-Saints Demonstration Plant”) in Saint-Michel-des-Saints with a capacity to produce 1,000 tonnes of natural graphite concentrate per year using mineralization from West Zone deposit, part of its Matawinie Graphite Property. The Saint-Michel-des-Saints Demonstration Plant is an important milestone in the Corporation’s strategy as it serves to:

•	qualify the Corporation graphite products and establish a sales record;

•	test and improve processes for commercial operation optimization;

•	test new innovative technologies of mining waste management and site restoration; and

•	continue employee training and local future workforce reach-out program.

Bécancour Demonstration Plant - Purification of Spherical Graphite

The Corporation plans for the construction of a demonstration plant for the purification of spherical graphite in Bécancour (the “Bécancour Demonstration Plant”). The Bécancour Demonstration Plant would be the first phase of the Bécancour Commercial Plant (as this term is defined below), which will be designed to produce spherical graphite product for the North American market. As of the date of this Annual Information Form, the Corporation does not have a binding agreement for the implementation of the Bécancour Demonstration Plant and there is no guarantee that the Corporation will reach an agreement on terms that are commercially reasonable or at all or that the Bécancour Demonstration Plant or the Bécancour Commercial Plant will ever be brought into a state of production. Please refer to section “Risk Factors”.

Bécancour Commercial Plant

The Corporation intends to build a secondary graphite transformation plant for the production of anode material for lithium-ion batteries (the “Bécancour Commercial Plant”, and together with the Matawinie Graphite Property, the Saint-Michel-des-Saints Demonstration Plant and the Bécancour Demonstration Plant, “NMG Projects”) at an initial capacity of 35,000 tonnes per year for the first phase, and then up to 100,000 tonnes per year, with potential supply agreements with other graphite suppliers.

Accomplishments and Recent Development

During the 2019 fiscal year and up the date of this Annual Information Form, the following milestones have been achieved:

•	The signing of an offtake and joint marketing Agreement (the “Offtake and Joint Marketing Agreement”) with the Traxys Group (“Traxys”) for flake graphite concentrate to be produced by the Corporation at its Saint-Michel-des-Saints Demonstration Plant (see press release dated February 14, 2019);

•	The filing of an Environmental and Social Impact Assessment (the “ESIA”) with ministerial authorities to begin the process of obtaining permits for the construction and the commercial operation for the Matawinie Mining Project (see press release dated April 11, 2019);

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•	The signing of a pre-development agreement (the “PDA”) with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw to outline the respective rights and interests of all parties with respect to pre-development activities (see press release dated April 23, 2019);

•	The completion of a $12 million financing in June 2019 in addition to the $10 million financing in April 2019 with Pallinghurst Graphite Limited (“Pallinghurst Graphite”), an affiliate of The Pallinghurst Group (“Pallinghurst”), a leading global mining investor (see press release dated June 28, 2019);

•	The securing of a $4,250,000 technology commercialization grant from the federally-funded Sustainable Development Technology Canada (“SDTC”) program to be used for the construction of the Bécancour Demonstration Plant (see press release dated August 20, 2019);

•	The addition of new members to its Board of Directors, to its project team and to its management team which significantly strengthen the skill set required to complete the NMG Projects (see press releases dated September 16, 2019 and October 31, 2019);

•	The award to SNC-Lavalin, in partnership with Seneca and Boucher-Lachance Architects, of the contract for the detailed engineering and procurement services for the construction of the Corporation’s concentrator as part of its Matawinie Mining Project (see press release dated November 5, 2019);

•	The issue by the Government of Quebec of a notice of admissibility for the environmental and social impact study of the Matawinie Mining Project and the launch of a public consultation commission by the Bureau d’audiences publiques sur l’environnement (the “BAPE”) (see press releases dated December 17, 2019 and March 30, 2020);

•	The delivery and the commissioning of the first commercial spheronization and micronization equipment to the Saint-Michel-des-Saints Demonstration Plant to test and optimize the process of transforming graphite concentrate into VAP such as spheronized graphite, a key component of lithium-ion battery anodes (see press releases dated December 20, 2019 and February 26, 2020);

•	The execution of a collaboration and benefit-sharing agreement between the Corporation and the municipality of Saint-Michel-des-Saints for the Matawinie Mining Project (the “Cooperation Agreement”) (see press release dated January 24, 2020);

•	The receipt of the results from the most recent survey measuring the level of social with 82% of respondents describing the Matawinie Mining Project as positive to very positive, a level of support equivalent to last year (see press release dated January 28, 2020);

•	The receipt of results from an update of the deposit’s mineral resources leading to an increase an increase of 25% in the combined measured and indicated mineral resource categories (see press release dated March 19, 2020 and section entitled “Technical Information Highlights as of the Date of this Annual Information Form” under section 4.2);

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•	The grant by the Corporation of a mandate to Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Matawinie Graphite Property and help the Corporation meet its carbon-neutrality targets (see press release dated April 15, 2020); and

•	The grant by the Quebec Government Crown corporation Transition énergétique Québec (“TEQ”) of financial assistance of a maximum of $3,000,000 through the Technoclimat program for the optimization of a purification furnace for the Bécancour Demonstration Plant, which will allow the Corporation to sustainably and responsibly produce a high-purity graphite for the growing lithium-ion battery market (see press release dated April 29, 2020).

Objectives

The Corporation’s main commercial business objectives from the date of this Annual Information Form and up to the next 12 to 18 months, subject to proper project financing being secured on a timely manner, are, in no particular order, to:

•	pursue the consultation of the BAPE about the Matawinie Mining Project and finalization of the government’s environmental analysis for a decree authorizing the Matawinie Mining Project in the second half of the year;

•	apply for permits and start of pre-construction work on the Matawinie Mining Project near the end of Q3-2020;

•	continue the second year of operation of the Saint-Michel-des-Saints Demonstration Plant along with efforts to elevate the operation to the highest health, safety and environmental standards;

•	proceed with the construction and commissioning of the Bécancour Demonstration Plant;

•	progress in detailed engineering and procurement of long-lead equipment for the Matawinie Mining Project by the end of Q4-2020;

•	deploy employee training and business opportunity promotion programs targeting the Upper Matawinie and Atikamekw communities and continue the integration of Upper Matawinie communities, namely Saint-Michel-des-Saints, Saint-Zénon and the Atikamekw First Nation, in initiatives reconciling economic, social and environmental development;

•	establish marketing and qualification process for graphite concentrate and spherical graphite for international customers; and

•	pursue financing endeavours for the NMG Project.

3.1	Three-Year History

The events described below have influenced the general development of the business of the Corporation during the last three fiscal years of the Corporation ended December 31, 2017, 2018 and 2019 and up to the date of this Annual Information Form.

3.1.1	Fiscal Year Ended December 31, 2017

On February 7, 2017, the Corporation announced the change of name for “Nouveau Monde Graphite Inc.”, effective as of February 6, 2017.

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On March 2, 2017, the Corporation announced the results of an updated pit-constrained mineral resource estimate, (a “Mineral Resource Estimate”) concerning the West Zone deposit, located on the Tony claims block, part of its Matawinie Graphite Property, completed in accordance with the CIM Standards on Mineral Resources and Reserves.

On April 11, 2017, the Corporation announced that it has launched a pre-feasibility study on its wholly owned Tony claims block, part of its Matawinie Graphite Property. Met-Chem, Division of DRA Americas Inc. (“Met- Chem”) has been contracted to produce and coordinate the pre-feasibility study. Other engineering firms including SNC-Lavalin Group Inc., and Journeaux Assoc., a division of Lab Journeaux Inc., were involved in certain aspects of the pre-feasibility study.

On April 19, 2017, the Corporation announced that it is planning to build the Saint-Michel-des-Saints Demonstration Plant in the community of Saint-Michel-des-Saints. For more information please refer to section “General Development of the Business – Saint-Michel-des-Saints Demonstration Plant - Micronization and Spheronization” above.

On July 25, 2017, the Corporation announced that it has signed a non-binding letter of intent (the “LOI”) with Hunan Zhongke Shinzoom Co. Ltd. (“Shinzoom”), a Chinese LIB anode producer and developer. The purpose of the proposed collaboration was to actively participate in the growing North American LIB anode material market. The processing of anode material products in the Province of Québec would be developed through a new corporation which would be owned 51% by the Corporation and 49% by Shinzoom. For more information please refer to “Corporate Structure – Intercorporate Relationship”.

On September 19, 2017, the Corporation announced that its Board of Directors has approved the extend of the expiry date of the 850,000 warrants that were issued on September 16, 2016, pursuant to the private placement closed on September 16, 2016, from September 16, 2017 to September 16, 2018.

On October 25, 2017, the Corporation announced the results of the pre-feasibility study covering the West Zone of the Tony claims block, part of its Matawinie Graphite Property. The pre-feasibility study was coordinated by Met-Chem.

On December 4, 2017, the Corporation announced the completion of several milestones regarding the construction of its Saint-Michel-des-Saints Demonstration Plant.

On December 12, 2017, the Corporation announced the filing of a technical report entitled NI 43-101 Technical Pre-Feasibility Study Report for the Matawinie Graphite Project, effective as of July 28, 2017 and issued as of December 8, 2017, regarding the details of the results announced in the press release dated October 25, 2017. This technical report was filed with regulatory authorities and was posted on SEDAR on December 8, 2017.

On December 17, 2018, the Corporation announced its latest graphite concentrate results. From November 29 to December 5, 2018, the Saint-Michel-des-Saints Demonstration Plant operated during five (5) days for a total of 43 non-consecutive hours. During that period, 140 tonnes of ore from the West Zone deposit, with an average total carbon (“Ct”) content of 4.5%, was processed. This corresponds to a throughput of approximately 3.3 tonnes per hour (“tph”), which is close to the design throughput of 3.5 tph. This resulted in an output of 6 tonnes of graphite concentrate of which 5.1 tonnes were bagged for distribution to potential customers. The natural flake graphite concentrate reached an average purity content of 96.6% Ct with a recovery rate achieving 95.3% Ct.

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The graphite products offered to customers are the following:

•	NMG Flake +50;

•	NMG Flake +80;

•	NMG Flake +150; and

•	NMG Fine Flake.

All grades will range between 94-98% Cg (as per technical requirements).

Issuances for Cash Consideration

On February 7, 2017, the Corporation closed a non-brokered private placement, for gross proceeds of $1,142,960 by the issuance of 4,969,391 units of the Corporation, at a price of $0.23 per unit. Each unit was comprised of one common share of the Corporation and one common share purchase warrant. Each warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.35 per common share, up to February 7, 2019. In connection with this private placement, intermediates received 26,100 broker warrants entitling the holders thereof to purchase up to 26,100 common shares of the Corporation, at a price of $0.35 per common share, up to February 7, 2019.

On September 19, 2017, the Corporation closed a first tranche of a brokered private placement, for gross proceeds of $4,444,499 by the issuance of 14,814,996 units of the Corporation, at a price of $0.30 per unit. Each unit was comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.40 per common share, up to September 19, 2019. In connection with this private placement agents or intermediates received 581,260 broker warrants entitling the holders thereof to purchase up to 581,260 common shares of the Corporation, at a price of $0.30 per common share, up to September 19, 2019.

On October 20, 2017, the Corporation closed a second tranche of a brokered private placement, for gross proceeds of $9,246,052 by the issuance of 30,820,173 units of the Corporation, at a price of $0.30 per unit. Each unit was comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.40 per common share, up to October 21, 2019. In connection with this private placement agents or intermediates received 535,171 broker warrants entitling the holders thereof to purchase up to 535,171 common shares of the Corporation, at a price of $0.30 per common share, up to October 21, 2019.

During the fiscal year ended December 31, 2017, no stock option was exercised by members of the Board of Directors and 1,425,000 stock options were exercised by consultants of the Corporation at a weighted average exercise price of $0.20, in respect of which the Corporation received $286,020 and issued 1,425,000 common shares.

During the fiscal year ended December 31, 2017, 2,325,727 warrants were exercised by shareholders, at a weighted average exercise price of $0.25, in respect of which the Corporation received $577,504 and issued 2,325,727 common shares.

During the fiscal year ended December 31, 2017, 194,499 broker warrants were exercised by agents or intermediates, at a weighted average exercise price of $0.23 in respect of which the Corporation received $44,626 and issued 194,499 common shares.

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Issuances for Mineral Rights Acquisitions

No issuance for mineral rights acquisitions has been made during the fiscal year ended December 31, 2017.

Other

During the fiscal year ended December 31, 2017, commissions were paid to agents or intermediates for an aggregate amount of $529,630.

3.1.2	Fiscal Year Ended December 31, 2018

On January 12, 2018, the Corporation has been approved to trade on the OTCQX® Best Market in the United States under the symbol “NMGRF”.

On February 21, 2018, the Corporation announced the results of its research project aiming to develop a new expandable graphite production process. The 6-month research project was conducted in partnership with the Natural Science and Engineering Research Council of Canada (“NSERC”) as well as a Québec research center. The results obtained are most convincing, foretelling expansions of some 342 mL/g. The graphite used to conduct this research was exclusively sourced from the West Zone of the Tony claims block of its Matawinie Graphite Property.

On April 10, 2018, the Corporation announced that it intends on completing by the end of the year 2018, its feasibility study leading to the implantation of the first ever All-Electric Open-Pit Mine. The results of this study will serve to confirm the project’s economic viability and to determine how best to exploit the graphite deposit of Saint-Michel-des-Saints in a carbon-neutral way to meet the Corporation’s sustainable ambitions.

On April 12, 2018, the Corporation announced the signing of a framework with the Conseil des Atikamekw de Manawan and the Conseil de la nation Atikamekw that will establish the terms of discussions and negotiations leading to the conclusion of a predevelopment agreement. The framework agreement establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation.

On May 17, 2018, the Corporation announced the signing of a license and a research and development agreements with Hydro-Québec respecting the processing of graphite for use in LIBs. The agreement provides for Hydro-Québec to assist the Corporation in setting up a small-scale process in its Saint-Michel-des-Saints Demonstration Plant, starting by the end of 2018. The success of this small-scale process will lead the Corporation to eventually build an anode material fabrication plant with a capacity of up to 100,000 tonnes per year. This anode material fabrication plant is in addition to and complements the Corporation’s mining project. The Corporation will support in part the needs for graphite of the anode material fabrication plant. To support these projected 100,000 tonnes per year, the Corporation intends to enter into supply agreements with other graphite suppliers. Some high-level samples testing are already being conducted to determine the compatibility of graphite coming from another supplier, further sampling testing will be done. The agreements will enable the Corporation to use Hydro-Québec’s patented technologies for the micronization, spheronization, purification and natural graphite coating to serve the LIB market.

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On June 27, 2018, the Corporation announced the results of an updated pit-constrained Mineral Resource Estimate concerning its West Zone deposit, located on the Tony claims block, part of its Matawinie Graphite Property. The announced results were included in the updated technical report effective as of June 27, 2018 which laid the groundwork for a feasibility study targeting a production of 100,000 tonnes of graphite concentrate per year from the West Zone deposit.

On August 10, 2018, the Corporation posted on SEDAR an updated technical report entitled NI 43-101 Updated Technical Pre- Feasibility Study Report for the Matawinie Graphite Project, effective as of June 27, 2018 and issued as of August 10, 2018. This updated technical report was prepared by Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mrs. Martine Paradis, P. Eng., M. Sc., PMP, Mr. Nicolas Sciadas, P. Eng., M. Eng., Mr. Patrick Perez, P. Eng., M. Sc., Mr. Richard Bonici, P. Eng., Mr. Ewald Pengel, P. Eng., M. Sc. and Mrs. Céline M. Charbonneau, P. Eng., M. Sc. (the “Authors of the August 2018 Technical Report”) and was filed with regulatory authorities.

On September 18, 2018, the Corporation announced the successful mechanical commissioning of the wet circuit of its 3.5 tonnes per hour Saint-Michel-des-Saints Demonstration Plant. Mechanical commissioning of the flotation circuit up to the filter press was completed during the week of September 3, 2018. Commissioning of the dry side of the Saint-Michel-des-Saints Demonstration Plant including dryer, classification screen, and bagging system was successfully completed shortly thereafter.

On October 24, 2018, the Corporation announced the results of a feasibility study covering the West Zone deposit of the Tony claims block, part of the Matawinie Graphite Property. The feasibility study, detailing the mining operation of the All-Electric Open-Pit Mine, was prepared by Met-Chem.

On December 10, 2018, the Corporation filed a technical report detailing the feasibility study entitled NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 (the “Technical Report”). This technical report was prepared by Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mrs. Martine Paradis, P. Eng., M. Sc., PMP, Mr. Patrick Perez, P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., Mr. Martin Saint-Amour, P. Eng. and Mrs. Céline M. Charbonneau, P. Eng., M. Sc. (the “Authors of the Technical Report”) and was filed with regulatory authorities. The results of such Technical Report were announced by the Corporation on October 24, 2018.

Issuances for Cash Consideration

On February 26, 2018, the Corporation issued 1,150,000 broker warrants for general advisory services provided by the agents, acting as advisors to the private placement closed on September 19 and October 20, 2017. The issuance of the broker warrants is in addition to the commissions paid to the agents for their services in connection to the offering as disclosed by the Corporation press release on October 20, 2017. Each warrant entitles the holders thereof to purchase up to 1,150,000 common shares of the Corporation, at a price of $0.39 per common share, up to February 26, 2020.

On May 17, 2018, the Corporation announced the closing of the first tranche of a non-brokered private placement of 6,666,667 units in the capital of the Corporation, at a price of $0.30 per unit for an aggregate gross proceed of $2,000,000. Each unit consists of one common share of the Corporation and one half of one common share purchase warrant. Each full warrant entitles its holder to subscribe one common share of the Corporation at a price of $0.40 until May 17, 2020.

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On July 13, 2018, the Corporation closed a first tranche of a brokered private placement for gross proceeds of $2,688,350 by the issuance of 8,961,167 units of the Corporation, at a price of $0.30 per unit. Each unit was comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.40 per common share, up to July 13, 2020. In connection with this private placement, agents or intermediates received cash commission of $37,701, advisory fees of $18,970 and an aggregate of 125,669 broker warrants and 55,000 advisory warrants to purchase collectively up to 180,669 common shares in the capital of the Corporation, at a price of $0.30 per common share, until July 13, 2020. The Corporation also announced the closing a non-brokered private placement of an aggregate of 2,777,778 flow-through shares at a price of $0.36 per flow-through share, for an aggregate gross proceeds of $1,000,000.

On September 28, 2018 the Corporation closed the second tranche of a non-brokered private placement for gross proceeds of $ 3,475,550 by the issuance of 11,585,168 units of the Corporation, at a price of $0.30 per unit. Each unit was comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.40 per common share, up to September 28, 2020. The Corporation also announces that it has closed a second tranche of its non-brokered private placement of flow-through shares for gross proceeds of $902,336 by the issuance of 2,506,489 flow-through shares at a price of $0.36 per flow-through share. In connection with this private placement, agents or intermediates received cash commission of $45,968 and an aggregate of 127,689 broker warrants entitling the holders thereof to purchase up to 127,689 common shares of the Corporation, at a price of $0.40 per common share, up to September 28, 2020.

On October 2, 2018 the Corporation closed the final tranche of a brokered private placement for gross proceeds of $393,200 by the issuance of 1,310,666 units of the Corporation, at a price of $0.30 per unit. Each unit was comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each whole warrant entitled its holder to purchase one common share of the Corporation, at a price of $0.40 per common share, up to October 2, 2020. In connection with this private placement agents or intermediates received cash commission and advisory fees of $93,592 and an aggregate of 78,636 broker warrants and an aggregate of 566,665 advisory warrants entitling the holders thereof to purchase up to 644,301 common shares of the Corporation, at a price of $0.30 per common share, up to October 2, 2020. The Corporation also announces that it has closed the final tranche of its non-brokered private placement of flow-through shares for gross proceeds of $400,000 by the issuance of 1,111,110 flow-through shares at a price of $0.36 per flow-through share.

On December 20, 2018, the Corporation announced that that it has closed a financing with Investissement Québec (“IQ”) for an aggregate amount of $4,665,000 through four loan offers for which the first tranche of an amount of $3,361,788 has been received on the same day while the second tranche will be received in 2019 pursuant to the Corporation’s cash flow needs but subject to the achievement of conditions set forth in the loan offers.

During the fiscal year ended December 31, 2018, 750,000 stock options were exercised by members of the Board of Directors and consultants of the Corporation, at a weighted average exercise price of $0.20, in respect of which the Corporation received $152,500 and issued 750,000 common shares.

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During the fiscal year ended December 31, 2018, 3,871,003 warrants were exercised by shareholders, at a weighted average exercise price of $0.20, in respect of which the Corporation received $774,201 and issued 3,871,003 common shares.

During the fiscal year ended December 31, 2018, 90,000 broker warrants were exercised by agents or intermediates, at a weighted average exercise price of $0.23 in respect of which the Corporation received $20,700 and issued 90,000 common shares.

Issuances for Mineral Rights Acquisitions

On December 14, 2018, the Corporation issued 1,000,000 common shares of the Corporation, at a deemed price of $1.00 per common share, for an aggregate cash consideration of $1,000,000, pursuant to an agreement entered into between the Corporation and 3457265 Canada Inc. on February 28, 2014, as amended on January 28, 2016 pursuant to an amendment agreement entered into among Corporation and 3457265 Canada Inc. and to which intervened Éric Desaulniers. Under the terms of this agreement, 3457265 Canada Inc. granted the Corporation an exclusive and irrevocable option to acquire a 100% interest in mining claims under option, forming a large part of the Tony claims block. This agreement provided, among other, that in the event that a positive feasibility study is carried out on the property under option, the Corporation undertook to issue 1,000,000 common shares of its share capital, or to pay $1,000,000, at the Corporation’s sole discretion. This milestone has been achieved through the filling of the Technical Report. The claims covered under this agreement are now subject to a 2% net smelter return (“NSR”) royalty agreement which can be bought back by the Corporation from 3457265 Canada Inc. and Éric Desaulniers with a total of two (2) lump sum payments of $1,000,000 (one payment for each tranche of 1%). The portion of the claims block subject to the NSR agreement is located over the main mineralized zones, one of which, the West Zone, contains the Mineral Reserves identified in the Technical Report.

Other

During the fiscal year ended December 31, 2018, commissions and advisory fees were paid to agents or intermediates for an aggregate amount of $214,232.03.

3.1.3	Fiscal Year Ended December 31, 2019 and up to the date of this Annual Information Form

On January 10, 2019, the Corporation filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (except the territories) which allows the Corporation to make offerings of common shares, debt securities, convertible securities, subscription receipts and warrants or any combination thereof up to a maximum of $300,000,000 during a 25-month period that the final prospectus, including any amendments thereto, remains effective.

On February 14, 2019, the Corporation announced it has entered into the Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at its Saint-Michel-des-Saints Demonstration Plant. Traxys is a global commodity trading and logistics company with operations in North and South America, Europe, Africa, the Far East and greater China and India. For each of the first two years, Traxys will market, for customer product prequalification purposes, 200 tonnes of flake graphite concentrate (400 tonnes in total) from the Corporation’s currently operating Saint-Michel-des-Saints Demonstration Plant. Thereafter, 25,000 tonnes of flake graphite product will be sold through Traxys by the Corporation for each of the first 5 years of the Corporation’s commercial production (the full-scale term), at a price per tonne to be determined between the parties. Traxys will have the exclusive right to market, distribute and resell the flake graphite products to Traxys’ customer base. Traxys shall be entitled to receive from the Corporation a marketing fee for its services, established at market conditions.

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On April 3, 2019, the Corporation announced that it has entered into a definitive subscription agreement in connection with a non-brokered private placement with Pallinghurst Graphite, for an amount of $10,298,875 pursuant to which Pallinghurst Graphite has agreed to subscribe to 43,825,000 common shares of the Corporation, at a price of $0.235 per share (the “Pallinghurst Private Placement”). The Corporation also announced its intention to complete a second private placement to selected existing institutional shareholders and other investors (the “Institutional Placement”). The combined proceeds of the Pallinghurst Private Placement and the Institutional Placement are expected to be approximately $22,000,000.

As part of the Pallinghurst Private Placement, the following rights and obligations remain in effect as of the date hereof:

•	Pallinghurst is entitled to nominate two directors to the Board of directors provided that Pallinghurst retains a minimum ownership of at least 10% of the issued and outstanding common shares of the Corporation;

•	Pallinghurst has been granted information and access rights, provided it retains a minimum ownership of at least 10% of the issued and outstanding common shares;

•	Pallinghurst has been granted anti-dilution rights over subsequent equity offerings by the Corporation in order to maintain its 19.99% ownership, which will continue, subject to certain exceptions, for up to two years from closing of the Pallinghurst Private Placement; and

•	Pallinghurst has agreed to a lock-up right, subject to certain exceptions, on the common shares it will hold in the share capital of the Corporation until the second anniversary of the closing of the Pallinghurst Private Placement at the latest.

On April 11, 2019, the Corporation announced that it has filed its ESIA for the Matawinie Mining Project with the Ministère de l’Environnement et de la Lutte contre les changements climatiques (“MELCC”). The filing of the ESIA is an important step in the permitting of the Matawinie Mining Project by the ministerial authorities, which will render its decision by decree.

On April 23, 2019, the Corporation announced the signing of the PDA with the Conseil des Atikamekw de Manawan, and the Conseil de la Nation Atikamekw for the Matawinie Mining Project. The PDA outlines the respective rights and interests of all parties with respect to pre-development activities, including those related to the Saint-Michel-des-Saints Demonstration Plant, and provides a guideline for negotiating an impact and benefit agreement for the Matawinie Graphite Property. According to the PDA, the parties support the development of the Saint-Michel-des-Saints Demonstration Plant in a manner that respects the environment, sustainability principles, culture and lifestyle of the Atikamekw Nation. As part of the PDA, the Corporation will provide training, employment and business opportunities to members of the Atikamekw Nation, as well as establish a joint training fund with the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw.

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On May 28, 2019, the Corporation announced the appointment of two new members to its Board of Directors: Mr. Arne H. Frandsen, Co-Managing Partner of Pallinghurst, and Mr. Christopher Shepherd, Managing Director and Head of Corporate Finance of Pallinghurst. The Corporation also announced the appointment of two new members to the Matawinie Mining Project team: Mrs. Martine Paradis was appointed Vice-President – Chief Engineer Infrastructure and Environment, and Mr. Alain Dorval was appointed Vice-President – Chief Engineer Metallurgy and Process.

On June 28, 2019, the Corporation announced that it has held June 21, 2019 its annual general and special meeting of shareholders whereby the following eight candidates were all elected as members to its Board of Directors: Mr. Yannick Beaulieu, Mr. Patrice Boulanger, Mr. Éric Desaulniers, Mr. Nathalie Jodoin, Mr. Marc Prud’homme, Mr. Christopher Shepherd, Mr. Arne H. Frandsen and Mr. Pierre Renaud. Mr. Guy Bourassa withdrew his candidacy as director.

On August 20, 2019, the Corporation announced that it has secured a $4,250,000 technology commercialization grant from federally-funded SDTC program. The grant will be used to build the Bécancour Demonstration Plant, a value-added graphite purification processing facility. The Bécancour Demonstration Plant will be the first phase of the Bécancour Commercial Plant, which will produce spherical graphite products for the North American market. Once in commercial production, the Corporation will be the only producer of spherical graphite in North America, as most of the world’s spherical graphite is produced in China.

On September 16, 2019, the Corporation announced the appointment of a new member to its Board of Directors: Mr. Daniel Buron, Senior Vice-President and Chief Financial Officer of Domtar. The Corporation also announced the appointment of two new members to its team: Mr. Sylvain Descombes was appointed Vice-President Project, Mine and Concentrator, and Mr. Eric Deslauriers was appointed Procurement Manager. Mr. Patrice Boulanger has relinquished his seat on the Board of Directors to join the management team as Vice-President, Marketing, Business Development and R&D.

On October 25, 2019, the Corporation announced that it has won the Award of Excellence in Sustainable Development at the Recognition Gala of the Quebec Mineral Association (“QMEA”) on October 23rd. Honoring the dynamism and entrepreneurship of businesses and individuals involved in the development of mineral exploration, the QMEA has highlighted the high standards of sustainable development implemented by the Corporation as part of its graphite mine project.

On October 31, 2019, the Corporation announced the appointment of three new members to its management team: Mr. Philippe Legault was appointed Vice-President, Human Resources, Mrs. Christina Lalli was appointed Director, Investor Relations (IR) and Mrs. Julie Paquet was appointed Director, Communications.

On November 5, 2019, the Corporation announced the completion of several milestones regarding the construction of its Matawinine Mining Project, including that it has awarded SNC-Lavalin, in partnership with Seneca and Boucher-Lachance Architects, the contract for detailed engineering and procurement services for the construction of its concentrator as part of its Matawinie Mining Project.

On November 12, 2019, the Corporation provided an update on its strategy to produce spherical graphite destined to lithium-ion battery market. The Corporation announced the successful completion of test work and inspections of the micronization and spheronization equipment. The Corporation is also developing a thermochemical purification process to complete its market offering, adding products with a purity above 99.95%. To this end, the Corporation has reserved an option to purchase 2 million square feet of land in the Bécancour Industrial Park in Quebec, an area with excellent development potential for the electric battery sector due to the low cost of energy, availability of labour, access to logistical infrastructure and proximity to the U.S. market. The Corporation plans to build the Bécancour Commercial Plant for the production of anode material for lithium-ion batteries at an initial capacity of 35,000 tonnes per year for the first phase, and then up to 100,000 tonnes per year, with potential supply agreements with other graphite suppliers. The Corporation also announced the appointment Mr. René Boisvert as VAP Project Manager to its technical team.

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On December 3, 2019, the Corporation announced that it has completed its drilling program and pre-construction preparations at the West Zone deposit of the Tony claims block, part of the Matawinie Graphite Property. Since June 2019, 77 holes have been drilled totalling 13,350 m. The operation generated 3,928 samples that provide greater resource detail.

On December 17, 2019, the Corporation announced that it has obtained confirmation from the Government of Quebec of the eligibility of its ESIA for the Matawinie Mining Project after it had been analyzed by 25 provincial ministries and bodies. Benoît Charrete, Minister of the Environment and the Fight against Climate Change (the “Minister”), asked the BAPE to form a commission of inquiry to consult the population about the Matawinie Mining Project. The Minister has set the start date of the BAPE’s mandate to January 27, 2020.

On December 20, 2019, the Corporation announced the receipt of the first commercial-scale spheronization and micronization equipment at its Saint-Michel-des-Saints Demonstration Plant as part of its strategy to supply the lithium-ion battery (LiB) market with a high-purity, sustainable and ethically sourced product. The Corporation also announced the appointment Mr. Pierre-Luc St-Hilaire as Operations Director for the Saint-Michel-des-Saints Demonstration Plant. In parallel, Mr. Karl Trudeau stepped down as Chief Operating Officer for personal reasons.

On January 24, 2020, the Corporation announced the signing of the Cooperation Agreement with the municipality of Saint-Michel-des-Saints for the Matawinie Mining Project. The Cooperation Agreement is based on requests expressed by local stakeholders, on sustainable development principles, and on the agreement in principle reached in August 2018. According to the Cooperation Agreement, which will cover the mine’s entire commercial operating life, the Corporation will contribute up to 2% of its net cash flow after taxes to the municipality to boost community spinoffs and reinvestment. An annual advance payment of $400,000 will help the municipality prepare and upgrade, if necessary, its infrastructure prior to the start of the mine’s operating period. Through a liaison committee, which is complementary to the monitoring committee that will be established as per the Mining Act, the municipality will also have the chance to actively participate in shaping, implementing and monitoring the mining project. The Corporation will also contribute 1% of its net cash flow after taxes to a community fund for the future to help stimulate developmental projects in Upper Matawinie that have a social, economic and environmental impact. The community fund will be administered by a trust organization and will promote things such as economic sustainability and community vitality beyond the mine’s operating period.

On January 28, 2020, the Corporation announced the renewed support for the Matawinie Mining Project and provided an update on its social acceptability efforts. The Corporation announced that it has launched many initiatives since the discovery of the Matawinie Graphite Property in 2015 to align its project with the context, concerns and values of the local community. The most recent survey conducted by Léger confirms favourable reception of the project in Upper Matawinie, with 82% of respondents calling the project positive or very positive. The results have remained consistent, with an equivalent rate of support (83% in 2018 and 82% in 2019) and viewpoints that remain positive regarding economic benefits (89%) and community integration with respect to quality of life (76%) and the environment (70%). In addition to refining the project, open dialogue with the community has helped identify avenues for integration and revealed a strong interest in training, employment and business opportunities.

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On February 26, 2020 the Corporation announced the successful commissioning of its demonstration micronization and spheronization line. The first samples of spherical graphite attested the performance of the secondary transformation process developed by the Corporation. The successful commissioning of the commercial-scale equipment received at the Saint-Michel-des-Saints Demonstration Plant on December 20, 2019 will allow the Corporation to move forward with its strategy to supply the lithium-ion battery market with a product that is ethically and sustainably extracted and processed.

On March 19, 2020, the Corporation announced an updated pit-constrained mineral resource estimate for its West Zone Deposit, located in the Tony Claim Block, which is part of its Matawinie Graphite Property. For more information please see section entitled “Technical Information Highlights as of the Date of this Annual Information Form” under section 4.2.

On March 30, 2020, the Corporation provided an update on the progress of its Matawinie Mining Project and announced that it remained focused on its business objectives to launch commercial production in 2022 despite the social and economic disruptions brought by the COVID-19 pandemic. The development of the mine and concentrator for the Matawinie Graphite Property continues to advance. Detailed engineering of the site for the concentrator and the process continues in teleworking format with team members and consultants; the class 2 estimate should be completed at the end of Q3-2020 as well as the commissioning of long-lead equipment. Work required for the Matawinie Mining Project permitting is also progressing. Civil servants are continuing the environmental assessment analysis and, according to the information obtained to date, the BAPE report is still on track for submission in T2-2020.

On the same day, the Corporation announced that, in parallel to the promising preliminary results obtained at its micronization and its spheronization units at its Saint-Michel-des-Saints Demonstration Plant, planning for the construction of the Bécancour Demonstration Plant continues for the purification of spherical graphite. Commercial discussions, the qualification of finished products, engineering work, the authorization process and budgeting are progressing as planned with involved partners.

Moreover, until economic activity resumes, the Corporation applies the government directive that suspends non-essential economic activities until April 13, 2020, tightening the pace of spending and focusing its efforts on critical activities in order to achieve the key development milestones of NMG Projects. Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints Demonstration Plant and the temporary layoff of some hourly, administrative and maintenance personnel.

On April 15, 2020, the Corporation announced that it has mandated Hydro-Québec to carry out the preliminary project encompassing the development, installation and operation of a 120-kV electrical line that will supply its Matawinie Graphite Property and help the Corporation meet its carbon-neutrality targets. The goal is to connect the Matawinie Graphite Property and its concentrator to the power network via a dedicated line. The 120-kV line is expected to be powered up for the start of the Matawinie Mining Project’s operations in 2022.

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On April 29, 2020, the Corporation announced that it has agreed to terms with TEQ for financial assistance of a maximum of $3,000,000 through the Technoclimat program, which will be used to optimize a purification furnace for the Bécancour Demonstration Plant. Thanks to the thermochemical transformation process that it developed–a new green purification technology that uses renewable hydroelectricity from Hydro-Québec–the Corporation will sustainably and responsibly produce a high-purity graphite for the growing lithium-ion battery market.

Issuances for Cash Consideration

On April 25, 2019, the Corporation announced that it has completed on that day the Pallinghurst Private Placement of 43,825,000 common shares in the capital of the Corporation at a price of $0.235 per common share for aggregate gross proceeds of $10,298,875 pursuant to a subscription agreement dated April 2, 2019 as previously announced. On April 25, 2019, Pallinghurst held 19.99% of the common shares of the Corporation. No brokerage, investment banking or similar fees were paid by the Corporation for the Pallinghurst Private Placement and the common shares issued to Pallinghurst were subject to a four (4) months plus one (1) day statutory hold period ending on August 26, 2019. In the context of the Pallinghurst Private Placement, Pallinghurst agreed not to sell its shares for up to two years following the closing date, subject to conditions.

On June 28, 2019, the Corporation announced that it has completed on that day the Institutional Private Placement of 42,345,213 common shares in the capital of the Corporation at a price of $0.235 per common share for aggregate gross proceeds of $9,951,125 forming part of the financing strategy of the Corporation announced on April 3, 2019. The common shares issued in the context of the Institutional Private Placement were subject to a four (4) months plus one (1) day statutory hold period ending on October 28, 2019.

On the same day, the Corporation also announced that it has closed an unsecured financing with Pallinghurst Graphite for an aggregate amount of $2,000,000, which minimises shareholder dilution and bears interest at a rate of 9 % per year (the “Unsecured Financing”). The capital and the accrued interest are to be repaid at the latest on June 27, 2020.

On March 19, 2020, the Corporation announced that the repayment of the Unsecured Financing of an aggregate amount of $2,000,000 announced on June 28, 2019 was extended to December 31, 2020. The other terms of the Unsecured Financing remain unchanged. The Corporation also announced that it has closed a new unsecured financing with Pallinghurst Graphite for an aggregate amount of C$2,000,000 upon the same terms as the Unsecured Financing bearing an interest rate of 9% per year and the repayment of the capital and the accrued interest fixed at the latest on December 31, 2020.

On April 29, 2020, the Corporation announced that that it has closed a financing with IQ for an aggregate amount of $1,994,405 through two loans offers to be disbursed pursuant to the Corporation’s cash flow needs but subject to the achievement of conditions set forth in the loan offers.

During the fiscal year ended December 31, 2019 and up to the date of this Annual Information Form, 250,000 stock options were exercised by members of the Board of Directors, employees and consultants of the Corporation, at a weighted average exercise price of $0.20, in respect of which the Corporation received $50,000 and issued 250,000 common shares.

During the fiscal year ended December 31, 2019 and up to the date of this Annual Information Form, no warrants were exercised by shareholders.

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During the fiscal year ended December 31, 2019 and up to the date of this Annual Information Form, no broker warrants were exercised by agents or intermediates.

Other

During the fiscal year ended December 31, 2019 and up to the Date of this Annual Information Form, no commissions were paid to agents or intermediates.

4.	DESCRIPTION OF THE BUSINESS

4.1	General

4.1.1	The Corporation

The Corporation is engaged in developing its flagship property, the Matawinie Graphite Property. The Corporation owns 100% interest in the mining titles forming the Yates Property, but there is no exploration program on this property. The Corporation also owns 100% interest in the mining titles forming the Mac’s Lead Property and the Rivière-au-Castor Property. During fiscal year ended December 31, 2017, the Corporation decided to put on hold its exploration program on these properties, as management has chosen to focus its efforts on the Matawinie Graphite Property. All the projects and assets of the Corporation are located in the Province of Québec, Canada. The Corporation has no income other than interest income on funds on deposit and other interest as the case may be. The Corporation has currently no mine in operation. As of the date of this Annual Information Form, the Corporation had 55 employees.

4.2	Description of the Mineral Properties

4.2.1	Matawinie Graphite Property

Except for the section entitled “Technical Information Highlights as of the Date of this Annual Information Form”, the following description of the Matawinie Mining Project was summarized from the Technical Report that was prepared by the Authors of the Technical Report, each of whom is a “qualified person” and “independent” of the Corporation, as at the issuance date of the Technical Report, within the meaning of National Instrument 43-101 for the Standards of Disclosure for Mineral Projects (“NI 43- 101”) and is qualified in its entirety with reference to the full text of the Technical Report. The summary is subject to all the assumptions, conditions and qualifications set forth in the Technical Report. The Technical Report was prepared in accordance with NI 43-101 and for additional technical details, please see the complete text of the Technical Report which was filed with the applicable regulatory authorities and was posted on SEDAR at www.sedar.com on December 10, 2018. Defined terms and abbreviations used in this section and not otherwise defined in this Annual Information Form have the meanings attributed to them in the Technical Report.

Introduction

The Matawinie Graphite Property consists of 210 map-designated claims forming eight (8) main claim blocks (319 map-designated cells forming seven (7) mining claims blocks as of the date hereof).

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The Technical Report focuses on the Tony claims block consisting of 145 contiguous map-designated claims. The Tony claims block center is located approximately six (6) km South West of the community of Saint-Michel-des-Saints, 120 km as the crow flies North of Montréal.

Following completion of a pre-feasibility study and an updated pre-feasibility study NI 43-101 technical report on the Matawinie Graphite Property prepared by Met-Chem and published in 2017 and in 2018 respectively, the Corporation has mandated Met-Chem to provide the Technical Report, a feasibility study following NI 43-101 rules and guidelines, regarding the Tony claims block in order to increase the definition of the project and to support the Corporation through the next phases.

The Technical Report incorporates the following changes from the pre-feasibility study:

•	New results from core and hydrogeology drilling programs performed in late 2017 and early 2018;

•	Increase in the production rate from 52,000 tonnes to 100,000 tonnes of graphite concentrate per year;

•	Replacement of a permanent crushing system by a semi-mobile in-pit crushing system;

•	Relocation of the de-sulphurization plant and related temporary storage facilities for non-acid generating (“NAG”) and potentially acid generating (“PAG”) tailings from the south of the pit to the concentrator plant area;

•	Replacement of the NAG and PAG tailings stockpiles and the waste rocks stockpile by co-disposition tailings storage whereby the NAG and PAG tailings are co-disposed with waste rock underlain with impervious geomembrane liners;

•	Change in the mining operation from diesel to an all-electric operation;

•	The increase in plant throughput and the addition of the all-electric mining fleet coupled with the limited power available at 34.5 kV, requires that the incoming power line from Hydro-Québec to be at 120 kV;

•	A mining contractor would be responsible for providing the all-electric mine and service equipment and provide the quality and quantity of ore to the concentrator on a cost per tonne basis over the life of the mine.

To finalize the Technical Report to the requisite standard, Met-Chem worked with renowned engineering firms and suppliers who provided design and cost information to support the capital and operating cost estimates, project schedule, and economic analysis. Met-Chem was supported by SGS Geostat, Metpro and SNC Lavalin as well as ABB and MEDATECH.

Property Description, Location and Ownership

The Matawinie Graphite Property consists of 210 map-designated claims forming eight (8) main claim blocks totalling 11,360 hectares (319 map-designated cells forming seven (7) mining claims blocks as of the date hereof). The Matawinie Graphite Property is fully owned by the Corporation and is spread over an area of approximately 75 km by 45 km. Since the main focus of the Technical Report is to present an assessment on the Tony claims block, only that claims block will be described. The Tony claims block currently consists of 145 contiguous map-designated claims totalling 7,543.86 hectares.

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The centre of the Tony claims block is located approximately six (6) km to the South-West of the community of Saint-Michel-des-Saints in the National Topographic System map sheets 31J/09 and 31I/12. Most of the Tony claims block lies within the municipality of Saint-Michel-des-Saints, Lanaudière Administrative Region, Province of Québec, Canada. The centre of the Tony claims block is positioned approximately 120 km as the crow flies north of Montréal, more or less at latitude 46.63° and longitude -73.96°.

A large part of the Tony claims block is subject to a 2% NSR royalty agreement which can be bought back by the Corporation from 3457265 Canada Inc. and Éric Desaulniers with a total of two (2) lump sum payments of $1,000,000 (one payment for each tranche of 1%). The portion of the claims block subject to the NSR agreement is located over the main mineralized zones, one of which, the West Zone, contains the Mineral Reserves identified in the Technical Report.

Geological Setting and Mineralization

The Matawinie Graphite Property, including the Tony claims block, lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic intrusions are also present and are observed locally on the Matawinie Graphite Property. The graphite mineralization identified in the Tony claims block is hosted in paragneiss horizons and appears as disseminated graphite flakes.

Exploration & History

Exploration work on the Tony claims block was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by the Corporation’s technical staff, covering over 2,100 km2 (confidential internal documents).

The Corporation’s field exploration programs on the Tony claims block focused on graphite exploration consisting of:

•	Airborne TDEM surveys (2013 and 2015);

•	Ground prospecting of conductive targets identified by the airborne surveys (2014-2015);

•	Ground geophysical surveying using a portable TDEM system (2014-2017);

•	Trenching and channel sampling of the main conductors (2014-2016);

•	Drilling of the main mineralized zones (2015-2016 and 2018);

•	Metallurgical testing of surface and drill core samples.

From 2014 to 2017, ground PhiSpy TDEM surveys totalling 110 line-kilometres using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising South-East, South-West and West Zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.

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Trenching on the Tony claims block from 2014 to 2016 confirmed the extent of the graphite mineralization on the Matawinie Graphite Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015-2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony claims block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 were used in the Mineral Resource Estimate for the West Zone (West Zone Deposit).

Drilling

Exploration drilling on the Tony claims block targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2017 ground PhiSpy surveys. A total of 123 exploration drill holes, numbered TO-15-05 to TO-15-74, TO-16-75 to TO-16-116 and TO-18-127 to TO-18-137, were drilled in the Tony claims block totalling 19,780.60 m. Drilling in the West Zone consisted of 80 holes totalling 13,848.04 m. The exploration drill holes mentioned above do not include ten (10) holes drilled for the pit slope geotechnical study and 14 vertical holes for overburden thickness survey in the West Zone.

Mineralization was intercepted 270 times by drilling in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 19 graphitic horizons, or volumes, were interpreted. These horizons can be followed, sometimes sporadically, from sections W-0400 to W+2200 (a distance of 2,600 m). An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill core returned a graphite content of 4.76% C(g) over 133.7 m although this intersection is considered as being down-dip. Mineralization is open to the North, to the south and at depths greater than 200 m from surface.

The drilling in the South-East Zone of the South deposit consisted of nine (9) holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the South-East Zone is composed of two (2) main mineralized horizons (S1 and S2). The highlight of the South-East Zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 to 160 m true width, with grades varying from 3.19% to 3.62% C(g).

The drilling in the South-West Zone of the South deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the South-West Zone is composed of two (2) main mineralized horizons (S1 and S2). The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 and 63 m thick, and finally, a second graphitic horizon (S2) around 40 to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).

A total of 12 other exploration holes totalling 1,763.97 m was drilled in other mineralized zones on the Matawinie Graphite Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the West, South-East and South-West Zones, due to thinner mineralized intercepts and/or lower graphite grades.

Quality control samples, including blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 7,252 drill core samples from the Tony claims block sent for graphic carbon (“C(g)”) analysis in 2015, 2016 and 2018, 771 were sent as quality control samples. Quality control sample results retuned within acceptable limits. No bias was introduced in the sampling procedures.

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Mineral Processing and Metallurgical Testing

The process component is based on the results of eight (8) metallurgical programs that were carried out on numerous composites from the Matawinie Graphite Property. All test work was completed by SGS Minerals in Lakefield, Ontario. The test work included laboratory scale testing and two (2) bulk sample processing campaigns on a pilot scale.

The process development and optimization programs that were carried out in preparation for the pre-feasibility study culminated in the flotation flow sheet that is depicted in the figure below. One locked cycle test (“LCT”) was carried out during the feasibility stage using this flow sheet and a master composite that represented the first several years of mining operations.

Figure –LCT Flow Sheet

The LCT mass balance and results of the size fraction analysis on the final concentrate is presented in the tables below. The graphite recovery into the final concentrate was 94.3% at a combined concentrate grade of 97.0% C(t). These results are in very good agreement with 97.0% C(t) at 94% carbon recovery, which were selected for the pre-feasibility and feasibility studies to generate the process design criteria and circuit mass balance.

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Table –LCT Results

Sample ID	Weight (%)	Assays (%) C(t)	Distr. (%) C(t)
Combined Concentrate	4.30	97.0	94.3
+80 mesh 1st Clnr Concentrate	2.20	96.6	48.1
+80 mesh 1st Clnr Tailings	0.01	50.0	0.1
-80 mesh 3rd Clnr Concentrate	2.10	97.4	46.2
-80 mesh 1st Clnr Tailings	0.13	28.3	0.8
1st Clnr Tailings	3.59	1.95	1.6
Scavenger Tailings	92.1	0.15	3.2
Combined Tailings	95.8	0.26	5.7
Head (calc)	100.1	4.42	100.0

Table - LCT Graphite Concentrate Size Fraction Analysis

Size Fraction	Weight (%)	Assays (%) C(t)	Distribution (%) C(t)
+32 mesh	1.0	97.2	1.0
+48 mesh	12.5	97.6	12.5
+65 mesh	18.1	96.8	18.0
+80 mesh	11.4	96.6	11.3
+100 mesh	13.5	96.9	13.4
+150 mesh	13.5	98.4	13.7
+200 mesh	9.8	98.3	9.9
+325 mesh	9.1	97.8	9.1
+400 mesh	2.8	97.3	2.8
-400 mesh	8.2	97.2	8.2
Final Concentrate (SA)	100.0	97.4	100.0

Mineral Resources Estimates

The block model, used to generate the Current Resource of the West Zone for the Technical Report has an effective date of July 10, 2018. This Resource is based on a total of 104 core drill holes which produced 4,491 samples as well as 207 samples collected from channelling work in three (3) trenches. This does not include the quality control samples which are comprised of 198 duplicates, 198 blanks and 96 standard samples, all of which returned within acceptable limits. In all, 19 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

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The Current Resource block model for the West Zone was prepared by Yann Camus, P. Eng., of SGS Canada Inc. - Geostat office in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using inverse square distance as well as different search ellipses which were adapted to geology of the deposit. The block model was then processed by GEOVIA’s Whittle software to provide an optimized pit. The optimized pit containing the Current Resource was limited to the Tony claims block property boundary to the South of the West Zone Deposit at the effective date of the Resource Estimate (July 10, 2018). The Mineral Resources of the West Zone are presented in the Table below.

Table – Pit-Constrained Mineral Resource Estimate for the West Zone(1)

	Current Resource (July 10, 2018)(7)
Mineral Resource	Tonnage	Grade	C(g)
Category(2)	(Mt)(5)(6)	[% C(g)](3)	(Mt)
Indicated	95.8	4.28	4.10
Inferred(4)	14.0	4.19	0.59

Notes:

(1)	The Mineral Resources provided in this table were estimated using current CIM standards on Mineral Resources and Reserves, definitions and guidelines.

(2)	Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a mineral resource will ever be converted into reserves.

(3)	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

(4)	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.

(5)	Current Resource effective July 10, 2018.

(6)	Mineral Resources are stated at a cut-off grade of 1.78% C(g).

(7)	Standards used for this resource update are the same standards produced over the course of the pre-feasibility study (results published October 25, 2017). The difference comes from a newly acquired land package (see July 5, 2017 press release), the south-west extension drilled in 2018, the new hydrogeological and geotechnical data as well as the future market outlook.

Mineral Reserve Estimates

The Mineral Reserves for the West Zone Deposit were prepared by Met-Chem using best practices in accordance with CIM guidelines and following NI 43-101 rules and guidelines. The Mineral Reserves are the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution.

The first step in the Mineral Reserve estimate was to carry out a pit optimization analysis. The pit optimization analysis used economic criteria to determine the cut-off grade and to limit the extent at which the deposit can be mined profitably. The pit optimization analysis was done using the MS-Economic Planner module of MineSight®. The optimizer uses the 3D Lerchs-Grossmann algorithm to determine the economic pit limits based on input of mining and processing costs and revenue per block.

The pit optimization analysis shows that the open pit design should be based on PIT33 (Revenue Factor - 0.7). This pit shell contains 63.9 Mt of Indicated Mineral Resources at a strip ratio of 0.8 to 1 (waste to ore). Mining additional resources with an open pit beyond the limits of this pit shell increases the stripping ratio. Although a slight increase in NPV is observed for PIT38, it was decided to remain at a lower stripping ratio.

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The pit designed for the Tony claims block consists of five (5) phases of varying size and grade. The ultimate pit (all phases combined) is approximately 2,600 m long and 380 m wide at surface with a maximum pit depth from surface of 235 m. The total surface area of the pit is roughly 680,000 m2. The overburden thickness varies along the strike of the mineralization increasing in thickness towards the North. For Phases 1, 2, and 3 of the project, overburden thickness is on average five (5) m ranging between 0 to 15 m in thickness. In Phases 4 and 5, overburden thickness increases and varies between 10 and 38 m.

The open pit design includes 59.8 Mt of Probable Mineral Reserves at a diluted grade of 4.35% Cg. In order to access these reserves, 13.2 Mt of overburden and 50.0 Mt of waste rock will need to be removed. This results in a stripping ratio of 1.06 to 1 (waste/ore).

The effective date of the Mineral Reserve estimate is July 10, 2018.

Table – Open Pit Mineral Reserves

Category	Tonnage (Mt)	Cg Grade (%)
Proven	0	0
Probable	59.8	4.35
Proven & Probable	59.8	4.35

Mining Methods

The mining method selected for the project will consist of an open pit, truck and shovel operation considering an all-electric fleet. In addition, an in-pit crushing and conveying system will supply crushed ore to the concentrator. Vegetation, topsoil and overburden will be stripped and stockpiled for future reclamation use. The ore and waste rock will be mined with five (5) m high benches, drilled, blasted and loaded into rigid frame haul trucks with hydraulic excavators.

The use of electric equipment for drilling, loading and hauling operations will minimize carbon emissions over the duration of the mine life. This incentive aligns directly with the Corporation’s low environmental impact initiative. The design and implementation of an all-electric mining project is an opportunity to reduce the environmental impact on the community of Saint-Michel-des-Saints.

A mine plan was developed which supplies the required amount of ore to produce 100,000 tonnes of graphite concentrate per year. The ultimate pit design consists of five (5) phases of production to assure a consistent feed grade for the entire 26-year mine life of the project.

The initial starter pit (Phase 1) was designed at the south most extension closest to the Corporation’s property boundaries. The majority of the run-of-mine (“ROM”) ore for the first four (4) years of the operation will be supplied from the initial starter pit and will be mined to completion to allow in-pit backfilling of waste and tailings (PAG and NAG). Mining will commence in Phase 1 and progress toward the north reaching Phase 5.

This mining sequence will help minimize the project’s environmental footprint as the disposal of waste, PAG and NAG tailings can commence backfilling in-pit as early as Year 5 of production. The driving factor for the mining sequence is the progressive reclamation of the site while minimizing the environmental footprint and assuring a consistent feed grade (Cg%) to the mill. This involves maximizing the backfilling of waste and tailings in-pit and minimizing the footprint of any external co-disposal stockpile.

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Due to the configuration of the pit, starting in the south extension will also minimize overburden removal as the majority of overburden is located in the Phases 4 and 5 areas. Phase 2 consists of an extension of Phase 1 to the north and will be predominately mined between Years 2 and 8 of operation. Phase 3 consists of a high-grade zone which will be blended with Phase 4 material (located north of Phase 3) to facilitate a consistent blend to the mill.

The mining operations will be carried out by a mining contractor who will operate the mine, five (5) days per week and 16-hour per day. The mining contractor will also operate the in-pit crushers five (5) days per week and 12-hour per day. Since the concentrator is designed to operate continuously 24-hour per day year-round, an ore stockpile was designed in order to maintain the ROM ore feed to the plant during nights, weekends and when mining operations are idle.

Recovery Methods

The concentrator is located near the open pit mine and is designed to produce a nominal 100,000 tonnes of high-grade graphite concentrate per year.

The ROM mineralized material will be crushed by the in-pit crushers prior to being transported from the pit to the covered stockpile by conveyor. The crushed material is reclaimed from the stockpile and ground in a SAG mill. The SAG mill discharge is screened and the screen oversize is returned back to the SAG mill. The SAG screen undersize is pumped to the ball mill circuit. The ball mill is in closed circuit with rougher flotation and the cyclones. This allows for the removal of larger graphite flakes as soon as they are liberated from the ore and helps maintain graphite flake integrity. The cyclone overflow flows to scavenger flotation. The scavenger tailings are pumped to the final tailings treatment plant via the concentrator tailings thickener.

The combined rougher and scavenger concentrates are dewatered to obtain the proper pulp density and polished in a polishing mill using ceramic media. The polishing mill scrubs the surface of the graphite flakes and thus removes the gangue minerals that are attached to the flakes. The polished concentrate is refloated in the primary column. The primary cleaner concentrate is screened to separate fine and coarse flakes. The screen oversize is the final product and is transported to the graphite concentrate thickener. The screen undersize undergoes the same process with slightly harsher polishing and column flotation. The fine cleaner concentrate combines with the coarser concentrate and both are pumped to the graphite concentrate thickener. Both cleaner tailings go to the tailings thickener.

The final graphite concentrate is thickened, filtered and dried. After drying the product is dry screened into four (4) products and bagged in super sacks for transport.

The graphite flotation reagents are fuel oil and methyl isobutyl carbinol. Almost all of the flotation reagents will be adsorbed by the graphite.

The concentrator tailings are initially thickened for process water recovery and then pumped to the de-sulphurization plant. The concentrator tailings are de-sulphurized by sulphide flotation and magnetic separation to produce clean (“NAG”) tailings. The NAG tailings and the sulphide concentrate (“PAG” tailings) are filtered and stockpiled before being trucked to the co-disposition site.

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Project Infrastructure

The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, general site works, site electrical distribution and communication, site fire protection, fresh water, potable water and sewage treatment, auxiliary buildings, water treatment and tailings and water management facilities.

Water Management Plan

The mine water management plan addresses the surface runoff, underground water from the pit, and the process water that are to be collected from the industrial areas including the overburden/topsoil stockpiles and co-disposal storage facilities (“CSF”) of the Matawinie Graphite Property mine site. The water management infrastructure (i.e. basins, ditches and pumping requirements) is sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CSF and the open pit. Hence, the water management plan is divided into three (3) distinct phases (A, B1 and B2) as the drainage area increases with the mine development. Treated water from the Water Treatment Plant will be discharged into a polishing basin to be partly reused in the mineral processing plant while the remaining water will be discharged in the ruisseau à l’eau morte following monitoring of flow and water quality in full compliance with applicable laws, regulations and standards.

Tailings and Waste Rock Storage Facility

Co-disposal methodology will be used to manage tailings and waste rock generated by mining activities. Tailings produced at the Corporation’s concentrator are PAG and will be subjected to a de-sulphurization process. De-sulphurized tailings (NAG) and sulphide concentrate (PAG) will then be filtered and placed with the waste rocks in co-disposition cells to form a co-disposal stockpile. From Year 5, co-disposition will also be carried out in the mine pit. A total of 56.49 Mm3 (60%) of waste rocks and tailings will be managed out of which 22.6 Mm3 (40%) will be placed in-pit. The progressive restoration of the co-disposal stockpile will also be carried out starting at Year 4 of mine operation.

Market Studies and Contracts

Graphite is a material with unique chemical, electrical, mechanical and thermal properties, which allows it to find demand from a very wide array of applications, from pencil lids and refractory bricks, to battery active anode. Natural graphite is one of the commercial types of this material, and is available in an array of commercial grades with different purity, particle size and morphology. Among the traditional applications, the refractory industry is the most relevant, and looking into future trends, anode material for LIBs is the most promising. China is the largest producer, followed by Brazil and Mozambique.

The graphite concentrate sales price used for the Technical Report was established at $2,261 (1,730 USD) per tonne. The selling price was calculated using price forecasts provided by Benchmark Mineral Intelligence (“Benchmark”). Benchmark is an independent credible source who compiles international graphite prices for various commercial size fractions and concentrate purities. The Tony claims block’s West Zone graphite concentrate value was calculated based on the weighted average of each size fraction and purity obtained during the metallurgical testing. No contracts relevant to the Technical Report have been established by the Corporation. The Corporation has not hedged, nor committed any of its production pursuant to an offtake agreement.

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Environmental Studies, Permitting and Social or Community Impact

Several environmental baseline studies have been completed since 2015 to set environmental reference values and to identify any major environmental issues raised by the project. In parallel, several stakeholder and public engagement activities were set forth since 2015 to obtain an overview of potential socioeconomic issues, to obtain public perceptions, and to propose adequate measures to foster the social acceptability of the project and its harmonious insertion at the local level.

Field-work to describe the receiving environment started in June 2016 and continued through October 2018, and focused on the following components: soil characterization; sediment characterization; geochemistry, hydrogeology; surface water quality; groundwater quality; noise environment; vegetation, wetlands and special status plant species; aquatic fauna and fish fauna; small mammals; amphibians and reptiles; bats; and birds. Some results on soil characterization, geochemistry, hydrogeology, and groundwater quality are still to come as these studies are in progress.

Modelling studies are under preparation to better understand some of the potential project’s impacts and propose relevant mitigation measures to minimize residual impact (noise, air emission, hydrogeology, etc.). Baseline studies on other environmental components were completed using existing data (hydrology, climate, etc.). According to the results of the current baseline studies, no major environmental issues likely to have an impact on resource extraction were identified in the study area considering that specific mitigation measures have been integrated into the Technical Report as progressive reclamation of the co-disposal waste and tailings storage facility. In addition, stakeholders and the public have raised issues that relate to noise, air quality, transportation and safety, loss of property value and physical and psychosocial health, among others. A stakeholder committee has been formed to follow up on the project’s advancement and to collaboratively design adequate mitigation measures. The Atikamekw First Nation of Manawan and the Council of the Atikamekw First Nation is also involved in this process and in discussions aiming to lead to a predevelopment agreement.

The Corporation prepared (and has now filed) an ESIA report based on the directive issued in February 2018 by the MELCC in order to get a decree. If and once the certificate of authorization is issued, the Corporation will be required to obtain all other environmental permits requested by the law to fully develop and operate its mining project. At the same time, the project will need to undertake the environmental monitoring activities as described in the ESIA report and/or requested by the government authorities. (On April 11, 2019, the Corporation announced that it has filed its ESIA for the Matawinie Graphite Property project with the MELCC).

Capital and Operating Costs

Capital Cost Estimate

The project scope covered in the Technical Report is based on the construction of a green field mining and processing facility with an average mill feed capacity of 2.37 million tonnes per year of ore and producing 100,000 tonnes per year of graphite concentrate. The capital and operating cost estimates related to the mine, the concentrator, and all required facilities and infrastructure have been developed by Met-Chem or consolidated from external sources.

The capital cost estimate (“Capex”) consists of direct and indirect capital costs as well as a contingency. Provision for sustaining capital is also included, mainly for the development of the co-disposition area, and capital requirements as the mine development moves from the south to the north. Amounts for closure and rehabilitation of the site have been estimated as well.

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The Capex includes the material, equipment, labour and freight required for the mine predevelopment, processing facilities, tailings storage and management, as well as all infrastructure and services necessary to support the operation.

The Capex is based on a Class 3 type estimate as per the American Association of Cost Engineers Recommended Practice 47R-11 with a target accuracy of ± 15%.

Table – Summary of Capital Cost Estimate(1)

Summary of Capital Cost Estimate ($000 CAD)
Description	Initial Costs	Sustaining Costs	LoM Costs
Direct Costs
Mining	16,833	4,155	20,988
Processing Plant	105,017	-	105,017
Infrastructure	11,420	-	11,420
Tailings and Water Management	48,177	38,760	86,937
Electrical Distribution	23,486	8,085	31,571
Sub-Total Direct Costs	204,933	51,000	255,933
Indirect and Owner’s Costs
Project Development Costs	2,327	-	2,327
EPCM Costs	21,703	957	22,660
Owner’s Costs	14,732	-	14,732
Sub-Total Indirect Costs	38,762	957	39,719
Contingency	31,476	8,731	40,207
Closure Costs	6,250	6,250	12,501
NSR Buyout	2,000	-	2,000
Total Costs	283,421	66,938	350,360

Note:

(1)	The totals may not add up due to rounding.

Operating Costs Estimate

The estimated operating costs of the project cover the mining, processing, general administration and site services.

The sources of information used to develop the operating costs include in-house databases and outside sources, particularly for materials, services and consumables.

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Table – Operating Costs Summary

Description	Cost per Year ($)	Cost /tonne of concentrate ($/t concentrate)	Total Costs (%)
Mining (Average over life)	17,776,100	177.76	35.6
Tailings (Average over life)	5,872,892	58.73	11.8
Ore Processing	23,270,908	232.70	46.6
Site Services	886,080	8.86	1.8
General and Administration	2,123,010	21.23	4.3
Total Opex	49,928,990	499.29	100.0

*Totals may not add up due to rounding

Economic Analysis

An economic analysis based on the production and cost parameters of the project was prepared and the results are shown in the table below. In the analysis, an average EXW-mine graphite concentrate selling price of 1,730 USD per tonne and a USD/CAD exchange rate of 0.7651 (1.307 CAD/USD) were assumed.

Table – Summary of Life of Project Production, Revenues and Costs

Description	Units	Value
Production – Mineralization	M tonnes	59.9
Production – Concentrate@ 97.0% Cg	k tonnes	2,520.4
Revenue	M CAD	5,703.0
Operating Costs	M CAD	1,261.2
Initial Capital Costs (excludes Working Capital)	M CAD	276.2
Sustaining Capital Costs	M CAD	59.8
Closure Costs	M CAD	14.4
Total Pre-Tax Cash Flow	M CAD	4,091.4
Total After-Tax Cash Flow	M CAD	2,449.5

The financial indicators associated with the economic analysis are summarized in the table below.

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Table – Summary of Financial Indicators

Description	Units	Value
Pre-Tax
Payback Period	Years	2.2
NPV @ 6%	M CAD	1,673.8
NPV @ 8%	M CAD	1,286.8
NPV @ 10%	M CAD	1,002.7
Internal Rate of Return(“IRR”)%		40.6
After-Tax
Payback Period	Years	2.6
NPV @ 6%	M CAD	986.7
NPV @ 8%	M CAD	750.8
NPV @ 10%	M CAD	577.2
Internal Rate of Return	%	32.2

Figures below show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, operational capital cost estimate (Opex), selling prices and the USD/CAD exchange rate. The vertical dashed lines represent the typical margin-of-error interval associated with the feasibility level cost estimates.

The Technical Report was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in the Technical Report will be realized.

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Table– Cash Flow Statement – Base Case

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Figure – Sensitivity of Project NPV @ 8% (After-Tax)

Figure – Sensitivity of Project IRR (After-Tax)

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Interpretation and Conclusions

Exploration Activities

Exploration work on the project targeted graphite mineralization and consists to date of airborne geophysics (Mag and TDEM), prospecting, ground TDEM surveying, trenching/channel sampling and core drilling. Surface and core samples were also collected for metallurgical tests including representative master composites of the West Zone. Exploration work by the Corporation was initiated on the Tony claims block in summer of 2014 which resulted in the discovery of seven (7) mineralized zones. These zones are named the Far West, West, North, North-East, East, South-East and South-West Zones. No other known mineral occurrences were identified on the project area prior to the exploration work performed by the Corporation.

Exploration activities by the Corporation have culminated in the identification of a Probable Mineral Reserve for the West Zone as well as a Mineral Resource Estimate combining the South-East and South-West mineralization present on the Corporation’s Tony claims block. The Probable Mineral Reserve of the West Zone is based on 4,491 assay intervals collected from core drilling and three (3) surface trenches providing 207 channel samples. Proper quality control measures were used throughout the exploration programs leading to the Probable Mineral Reserves detailed in the Technical Report.

Mineral Processing and Testing

The metallurgical test program that was carried out to support the Technical Report confirmed the robustness of the flow sheet that was developed during the pre-feasibility.

The additional testing that was completed to address risks and opportunities that have been identified led to the following conclusions:

•	Master composite representing the first few years of planned mining operation and mine plan variability composites confirmed the metallurgical results that were obtained in the flow sheet development and optimization programs. This consistent metallurgical response further reduces the process risk of the project.

•	Process water re-circulation can result in undesirable activation of sulphides in the rougher/scavenger stage and increased sulphide grades in the final graphite concentrate. Further work will be required to develop a better understanding of the impact of process water circulation time and ageing on the activation of sulphides.

•	Laboratory simulations of the Outotec SkimAir® technology has not resulted in a superior concentrate product. However, this evaluation is based on two (2) tests only. Longer term and larger scale testing would be required to determine the attractiveness of the technology.

•	Optimized conditions have been developed for the de-sulphurization stage, but a full characterization of representative low-sulphur and high-sulphur tailings have not been completed.

All test programs completed to-date generated conclusive results and further laboratory scale development testing is deemed unnecessary at this point, especially when considering the new 3.5 t/h Saint-Michel-des-Saints Demonstration Plant commissioned to process the West Zone material.

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The Saint-Michel-des-Saints Demonstration Plant, which has been designed with a capacity of 3.5 t/h, will process approximately 40,000 tonnes of ore over a period of two (2) years. The operation of the Saint-Michel-des-Saints Demonstration Plant will facilitate the optimization of all unit operations and a systematic investigation of the grinding conditions for the polishing and stirred media mill applications. It will also allow to test process options such as the SkimAir® technology or spirals in the secondary cleaning circuit. The operation of the Saint-Michel-des-Saints Demonstration Plant will provide critical process data to finalize the flow sheet necessary for the detailed engineering phase.

Recovery Methods

The processing plant is designed to process 6,449 t/d of run of mine to produce 100,000 tonnes per year of graphite concentrate grading at about 97% C(t) based on a concentrate recovery of 94%. A suitable process flow sheet has been developed which includes crushing, grinding, flotation, polishing, thickening, filtering and drying. The dried concentrate is then classified into various sized products as required by customers.

The concentrator tailings are de-sulphurized in the de-sulphurization plant. The NAG tailings and the sulphide tailings (PAG) are conveyed to separate stockpiles before being trucked to the co-disposition storage facility.

All-Electric

Based on the work carried out in the Technical Report, it was concluded that for this project, the following all-electric operation scheme was appropriate:

•	Waste rocks (0-750 mm) to be transported from the pit to the CSF by electric haul trucks;

•	Both NAG and PAG tailings to be transported from their respective stockpiles to the CSF by electric haul trucks;

•	Backfill material to be transported to the pit by electric haul trucks; and

•	ROM ore (0-750 mm) to be transported by electric haul trucks to electrically-cabled in-pit crushers, and then subsequently by electrically-fed overland conveyors (0-150 mm) to the concentrator.

Market

The Corporation is developing a natural graphite project which will have competitive advantages due to its privileged location, cost structure and experienced team. The Saint-Michel-des-Saints Demonstration Plant (see press release dated September 18, 2018) located near the mine site has been constructed to allow the Corporation to have an earlier debut in the market and de-risk the first years of sales. One of the goals of this Saint-Michel-des-Saints Demonstration Plant is to secure medium to long term supply agreements with different customers.

Economic Analysis

The Technical Report shows that the project is technically feasible as well as economically viable.

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Based on a 26-year production period and assuming 100% equity financing, the IRR is 40.6% before taxes and 32.2% after taxes.

The Authors of the Technical Report consider that the project is sufficiently robust to warrant moving it to the mine development phase.

Risk Evaluation

There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. This project is no different and an evaluation of the possible risks was undertaken which is summarized in this section.

Mineralization

•	The estimates of Mineral Resources and Mineral Reserves for the Matawinie Graphite Property have been prepared in accordance with NI 43-101 rules and guidelines. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of Mineral Resources or Reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computations and the assumptions and judgments made in interpreting engineering and geological information.

•	The Probable Mineral Reserves on which the Technical Report is based are derived from Indicated Resources and thus, have a lower level of confidence than Proven Mineral Reserves which are derived from Measured Mineral Resources. Hence, there could be unexpected internal grades or variations which could result in the project being uneconomic.

•	Limited mineralogical data is presently available for the West Zone mineralization. While this is not an immediate risk, a better understanding of the host rock mineralogy may assist in the final optimization of the graphite and sulphide circuits and may provide an opportunity for generating a saleable by-product.

•	Hydrogeology studies are ongoing. Potential water sources that affect the mining operation are surface run-off, rainfall, snowmelt, and groundwater. Additional information will be required prior to construction to assess possible risks. The work needed to gather the necessary data will be included in the next phase of the project.

Process

•	The process has been developed based on significant test work on representative samples extracted from the mineralization. Major variations in the quality of mineralization could result in limitation of throughput and quality throughout the process. These limitations include:

○	The crushing and grinding circuit has been designed based on limited comminution data. Significant variations in hardness throughout the life of mine resource could cause a throughput limitation in the comminution circuit;

○	Variability flotation tests completed to-date have revealed a consistent metallurgical response of composites representing large areas within the resource. However, the risk of increased variation for smaller areas within the deposit still exists. Any significant variation in the metallurgical response of the mill feed during the first few months and years of operation can have a significant impact on the economics of the project;

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•	The addition of xanthate in the sulphide circuit which may lead to residual xanthate in the process water that is cycled back to the front end of the graphite circuit. The xanthate could result in elevated sulphur recovery into the graphite cleaning circuit and possibly the final graphite concentrate.

All-Electric

•	Maintenance intervals of battery-electric mobile fleet is uncertain due to a general lack of reference data available in the industry.

•	The information from Hydro-Québec for the costs and the schedule to build the new 120 kV power line is incomplete.

Mine Infrastructure

•	Lack of detailed geotechnical assessment could result in unintended consequences and have a significant impact in the construction Capex and hence must be completed before the start of basic engineering and the finalization of the project budget.

Financing

•	The results of the Technical Report were based on certain assumptions that were given as of the date of the Technical Report. The economic assessment reveals that the project’s viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with the Technical Report estimates. However, the project’s viability remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Delays and cost overrun can impact the project rendering it uneconomic.

•	Currently, there is a significant demand on the mining community for funds for mining opportunities worldwide. The Corporation is one of those mining companies who would be seeking financing for a project. Even though, the results of this financial analysis is very positive and shows an excellent return on investment, the Corporation is a smaller mining operator and funds could be difficult to obtain.

•	The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the project can be mined at a profit. Mineral prices largely fluctuated over the last years and any serious downturn could prevent the continuation of the exploration, construction and development activities of the Corporation.

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Environmental and Permitting

•	The project requires licenses and permits from various governmental authorities such as the MELCC. There can be no assurance that the Corporation will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations and failure to do so could delay or prevent the construction and start-up of the mine as planned.

•	Any delay in obtaining the anticipated construction permits would have an adverse effect on the timing and costs associated with start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Graphite Property, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the Matawinie Graphite Property.

•	Although the Corporation has had communications with the local communities and has worked with these communities to mitigate their concerns about the potential project’s environmental and social impact, the project could be delayed by changes in the communities’ attitudes necessitating additional studies and design alternatives.

Recommendations

Next Phase Estimated Costs

The table below presents the estimated costs for the next phase and the section below describes the work to be done.

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Table – Next Phase Estimated Costs

Activity	Estimated Costs ($)
Condemnation Drilling Program, Geotechnical, Hydrology and Hydrogeology Studies	1,050,000
Metallurgical Studies and Tests Works	100,000
Complementary Environmental Studies or Surveys	100,000
Hydro-Québec Preliminary Study	700,000
Hydro-Québec Down Payment	3,000,000
Advance Engineering	2,142,000
Estimated Total Costs	7,092,000

Mining and Geology

Condemnation Drilling and Geotechnical Studies for Infrastructure

It is proposed to proceed with a 1,500 m drilling program in the sector of the West Zone Deposit aimed at providing more detailed geological data in areas where permanent infrastructure is planned. The goal is to ensure that the permanent infrastructure does not conflict with possible economic mineral deposits in the area. Condemnation drilling will also be combined with geotechnical studies since both aim to characterize the planned locations of the co-disposal stockpiles, the main concentrator site and the water collecting basins. Results will also help in determining the suitability of the underlying material for use in construction. The provisions estimated for the work include all field-work expenses, personnel, laboratory analysis, and the preparation of a final report.

Further geotechnical investigation will have to be carried out at the location of the proposed CSF and water management infrastructure (collecting basins, ditches). Investigations will include additional geotechnical boreholes with rock coring supplemented with laboratory tests including particle size distribution, moisture content, and uniaxial compressive strength on selected soils and rock samples.

Geotechnical and hydrogeology studies aimed at characterizing the overburden, pit wall stability and water pressure within the pit area are a necessary step for the project to go forward. The pit angles could be optimized further once geotechnical and hydrogeological assessments of the mine site are completed.

The work program aims to enhance the understanding of the geotechnical and hydrogeological conditions onsite and to characterize materials in support of the design of the open pit. The work program also includes consultant support to perform geo-mechanical mapping, drilling, trenching and a laboratory program as well as computer modelling to simulate groundwater regime and effects from the mining activities. Additional drilling and testing are recommended in the open pit area to get detailed geotechnical information of the overburden.

The use of existing and future exploration drill holes could help in lowering the proposed budget for the hydrogeology program.

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Metallurgical Studies and Test Work

A number of process areas require additional characterization in preparation of the detailed engineering stage. Testing to optimize the process and conditions will be completed in the Saint-Michel-des-Saints Demonstration Plant due to the larger scale and continuous operating mode:

•	Optimize the process variables associated with the polishing and stirred media mills. This includes a systematic investigation of the impact of grinding media type and size, retention time, mill speed, and pulp density on the metallurgical response in terms of concentrate grade and flake size distribution. The results of this will help determine whether polishing/cleaning of the coarse fraction is required, and whether upgrading of the graphite using spirals or wet high intensity magnetic separator (WHIMS) is required to meet the required specifications.

•	Establish realistic reagent dosages for the various flotation circuits. Since the Saint-Michel-des-Saints Demonstration Plant recirculates 100% of the process water, any residual frother and collector will reduce the reagent dosage requirements.

•	Optimize any process equipment design specifications that will require modifications due to the specific nature of graphite. For example, operation of the intermediate and final concentrate thickeners can be challenging due to the persistent froth often observed for graphite concentrates. Specific measures may have to be implemented to address these frothing issues.

•	Develop a better understanding of the relationship between PAX dosage in the sulphide rougher and the recovery of sulphides into the final graphite concentrate under continuous operating conditions. This includes the implementation of control mechanisms to reduce the risk of overcollection and the investigation of xanthate destruction technologies and xanthate degradation over time.

•	Evaluation of the SkimAir® technology. Outotec can provide a pilot scale cell, which aligns well with the 3.5 t/h nameplate capacity of the Saint-Michel-des-Saints Demonstration Plant.

•	Evaluation of screening and cycloning as dewatering technologies to confirm technical requirements for dewatering.

•	Full characterization work on representative low-sulphide and high-sulphide tailings.

•	Determine the material characteristics for storage and handling of ore and products. Parameters required for proper bin and pile sizing shall be determined whether with the Saint-Michel-des-Saints Demonstration Plant or with specialized laboratories.

•	Packaging cycle times will be determined and logistics will be optimized for bag loading, inflating, filling, and storage.

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Co-Disposal and Water Management Infrastructure

The following additional information is required to address project design refinements and confirm the assumptions made in co-disposal and water treatment engineering:

•	Additional stability analysis will be required to include recommendations and optimization in the next engineering phases for:

○	The co-disposal stockpile including the pit wall data for areas where the pile will be located near the pit.

○	The co-disposal stockpile when placed over the backfilled mine pit.

○	Depending of geotechnical data interpretation after the next investigation, stability analysis for collecting basins design may be required.

○	Additional stability analyses to evaluate the effect of the blasting activities on the pit and the co-disposal pile will have to be carried out.

•	Additional validation and engineering will have to be carried out regarding a protective rock layer between the in-pit co-disposal and the northern part of the pit where a lake will form after site reclamation.

•	Perform instrumented experimental test cell monitoring on site and gather data (oxygen consumption, water content, suction) to confirm or improve co-disposal design.

•	Collect surface water and process water quality data from laboratory tests and the demonstration project.

All-Electric

•	It is recommended that automated (unmanned) charging technology be demonstrated in Canadian climatic conditions, in order to de-risk the project.

•	It is recommended for the Corporation to market benchmark EV operations for open pit mining applications. It could also target underground mining EV applications which would use the same technology.

Environment

•	Finalize air emission, noise, hydrogeology and landscape modelling during the preparation of the EIES (on April 11, 2019, the Corporation announced that it has filed its ESIA for the Matawinie Graphite Property project with the MELCC).

•	Perform a land survey in order to properly assess the location and proximity of private and leased lands within a 1 km radius of the proposed open pit.

•	Continue the collaborative work with the community, the Atikamekw First Nation of Manawan and the stakeholder committee.

•	Continue the engagement with the Atikamekw First Nation of Manawan and the Council of the Atikamekw First Nation in order to reach the pre-development agreement (on April 23, 2019, the Corporation announced the signing of the PDA with the Conseil des Atikamekw de Manawan and the Atikamekw Nation and Atikamekw Sipi for the Matawinie Graphite Property project).

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•	Ensure that all stakeholders and members of the public are engaged for the purpose of the upcoming ESIA (on April 11, 2019, the Corporation announced that it has filed its ESIA for the Matawinie Graphite Property project with the MELCC).

•	Continue holding public consultations in order to properly inform and take into account the local communities’ and stakeholders’ concerns regarding the project.

•	Pursue the proactive acquisition process.

•	Fulfill the Corporation’s engagements and put forth mitigation measures when possible.

•	Complete the ESIA report in winter 2019 following the directive that has been issued by the MELCC for the project (February 2018) and the new set of directives issued after the approval of the new Loi sur la qualité de l’environnement (March 23, 2018) (on April 11, 2019, the Corporation announced that it has filed its ESIA for the Matawinie Graphite Property project with the MELCC).

Opportunities

The location of the Corporation’s project is a key competitive advantage to supply natural graphite to the North American market. The Corporation’s Saint-Michel-des-Saints Demonstration Plant, which uses ore material from the West Zone to create natural graphite flakes concentrate, (see press releases dated May 24, 2018, September 18, 2018 and December 17, 2018) is a pivotal component in de-risking the Corporation’s open pit natural graphite mining project on its Matawinie Graphite Property. The Saint-Michel-des-Saints Demonstration Plant serves to:

•	Supply enough quantities of each material group to support an adequate market approach;

•	Qualify the Corporation graphite products and establish a sales record;

•	Test and improve processes for commercial operation optimization;

•	Implement high standard and innovative technology for tailings and mine waste management as well as site reclamation;

•	Start employee training and local future workforce outreach program.

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Technical Information Highlights as of the Date of this Annual Information Form

On March 19, 2020, the Corporation announced an updated pit -constrained mineral resource estimate for its West Zone Deposit, located in the Tony Claim Block, which is part of its Matawinie Graphite Property. This update followed the drilling campaign completed in the fall of 2019 as announced by the Corporation on December 3, 2019. The survey enabled the transformation of resources towards 24.5 Mt of measured resources. The mineral resource estimate is summarized in the table below and is also compared to the previous pit-constrained mineral resource estimate comprised in the Technical Report (the “Previous Resource”). This new resource estimate is based on additional drilling done in 2019 to increase the deposit model’s level of detail:

Table: Pit-Constrained Mineral Resource Estimate for the West Zone1

	Current Resource			Previous Resource
	(as of March 19, 2020)[8]			(as of June 27, 2018)[8]
RESOURCE	Tonnage	Grade	Cg	Tonnage	Grade	Cg
CATEGORY[2]	(Mt)[5,7]	(% Cg)[3]	(Mt)	(Mt)[6,7]	(% Cg)[3]	(Mt)
MEASURED	24.5	4.27	1.05	0	0	0
INDICATED	95.8	4.26	4.08	95.8	4.28	4.10
MEASURED	120.3	4.26	5.13	95.8	4.28	4.10
+
INDICATED[9]
INFERRED[4]	4.5	4.43	0.20	14.0	4.19	0.59

Notes:

(1)	The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)	Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert inferred and indicated mineral resources to indicated and measured mineral resources.

(3)	All analyses used for the resource estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.

(4)	Inferred mineral resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert inferred mineral resources to indicated or measured mineral resources.

(5)	Current Resource effective as of March 19, 2020.

(6)	Previous Resource published on June 27, 2018 and comprised in the Technical Report.

(7)	The current and Previous Resources are stated at a cut-off grade of 1.78% Cg.

(8)	The standards used for this resource update are the same standards produced over the course of the Technical Report. The difference between the Current and Previous Resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.

(9)	Mineral Resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components.

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Table: Current and Previous Resource Pit Envelope Characteristics

PIT ENVELOPE CHARACTERISTICS
	Current Resource	Previous Resource
	(as of March 19, 2020)[3]	(as of June 27, 2018)[3]
LENGTH (M)[1]	2,700	2,690
MAXIMUM WIDTH (M)	430	430
SURFACE AREA (KM2)	0.991	0.896
MINIMUM PIT ELEVATION (M)[2]	215	255

Notes:

(1)	Measured length is approximate.

(2)	Elevation is measured above sea level or “ASL.”

(3)	The current resource is constrained within an optimized pit envelope using different parameters from the Previous Resource. The parameters used are summarized in table below entitled “Current Resource Pit Envelope Generation Parameters”.

The block model, used to generate the current resource of the West Zone deposit, is based on a total of 149 core drill holes which produced 8,274 samples as well as 207 samples collected from channeling work in three (3) trenches. In all, 23 mineralized horizons encased in paragneiss units were interpreted and modelled from this data.

Mineralized material classification was performed through an automated classification algorithm using search ellipsoids centred on composites.

The indicated resource extent is based on the distance between drill holes. The total thickness of the mineralized volumes is attributed the same category. The indicated resource is a continuous zone measuring approximately 2.7 km long by 175 m wide. Drill holes are typically spaced 100 m apart or less from section to section and spaced every 75 m or less on the sections for the indicated resource zones. Drilling in the measured resource portion is typically spaced 50 m apart or less from section to section and spaced 60 m apart or less on the sections. All resources outside this area are attributed the inferred category by default.

The current resource block model for the West Zone was prepared by Yann Camus, P.Eng., of SGS Canada Inc. — Geological Services from Blainville, Quebec, using the Genesis© mining software. Interpolation was performed using inverse square distance (ID2) as well as different search ellipses which were adapted for the geology of the deposit. The block model was then fed to GEOVIA’s WhittleTM software to provide an optimized pit envelope constraining the current resource. For results comparison, the parameters used to generate the current pit envelope were the same as those used for the previous pit envelope. The parameters used for the modelling are summarized below entitled “Current Resource Pit Envelope Generation Parameters”.

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Table: Current Resource Pit Envelope Generation Parameters

PARAMETERS		VALUES
CURRENCY (CAD UNLESS OTHERWISE SPECIFIED)		1.28 CAD = USD 1.00
BLOCK SIZE		5 m x 5 m x 5 m
SPECIFIC GRAVITY		2.76 t/m3
OVERALL SLOPE ANGLE	Rock	55○
	Overburden	25 ○
SELLING PRICE OF CONCENTRATE		$1,124.00 USD/t – Transportation Cost

A strict quality assurance control protocol was adopted for the 2019 drilling campaign. An analysis of the results of the quality control samples showed that the graphitic carbon analyses for this campaign are reliable.

4.2.2	Other properties

Properties Description

The Corporation owns the following property: Yates Property. This property is composed of one (1) claim covering 42 hectares. There is currently no exploration program on this property.

The Corporation also owns the following properties:

•	Mac’s Lead property; and

•	Rivière-au-Castor property.

These properties are composed of three (3) claims covering 148 hectares. During the fiscal year ended December 31, 2017, the Corporation decided to put on hold its exploration program on these properties, as management has chosen to focus its efforts on the Matawinie Graphite Property and no further work is planned in the short term on these properties.

4.3	Risk Factors

The Corporation operates in an industry that contains various risks and uncertainties. The risks and uncertainties listed below are not the only ones to which the Corporation is subject. Additional risks and uncertainties not presently known by the Corporation, or which the Corporation deems to be currently insignificant, may impede the Corporation’s performance. The materialization of one of the following risks could harm the Corporation’s activities and have significant negative impacts on its financial situation and its operating results. In that case, the Corporation’s stock price could be affected.

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4.3.1	Risk Factors Related to the Corporation

The Matawinie Graphite Property

The Corporation’s dependence upon the Matawinie Graphite Property

Although the Corporation owns title interest in other mineral properties, the Corporation expects future mining operations at the Matawinie Graphite Property to account for all of the Corporation’s ore production unless additional properties are brought into production or other producing properties are acquired. Any adverse condition affecting the Matawinie Graphite Property could be expected to have a material adverse effect on the Corporation’s financial performance, results of operations and prospects. While the Technical Report demonstrates the economic feasibility of the Matawinie Graphite Property, the inability to achieve commercial operations on a basis that is economically viable, will have a material adverse effect on the Corporation.

Life of Mine Plan

Significant changes in the life of mine plan can occur as a result of experience obtained in the course of carrying out the Corporation’s mining activities, changes in mining methods and rates, process changes, investments in new equipment and technology, graphite price assumptions and other factors. There can be no assurance that the estimates in the Corporation’s plan will be consistent with future economic factors or actual results and performance or that the Corporation will not amend its existing life of mine plan for its Matawinie Graphite Property in the future. A decline in net cash flow may also require the Corporation to record an impairment charge against the carrying value of its net assets.

Uncertainty of Mineral Resources and Mineral Reserves

The estimates of Mineral Resources and Mineral Reserves for the Matawinie Graphite Property have been prepared in accordance with NI 43-101. There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that any categories of Mineral Resources or Reserves will be upgraded to higher categories. The estimation of mineralization is a subjective process and the accuracy of estimates is a function of quantity and quality of available data, the accuracy of statistical computation and the assumptions and judgments made in interpreting engineering and geological information. Mineral Reserves at the Matawinie Graphite Property have been determined to be economic ore in the context of a feasibility study in accordance with NI 43-101. However, factors such as market price fluctuations, increased production costs, reduced recovery rates, and changes to other assumptions applied to the estimates, may render the Mineral Reserves uneconomic.

It should be understood that the Mineral Resources and Mineral Reserves are estimates of the size and grade of the deposits based on a number of drillings and samplings and on assumptions and parameters available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters. There is no assurance that the Matawinie Graphite Property implementation will be realized or that the current estimates of volume and grade of minerals mined/processed or of cash flows derived from production will be achieved.

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Substantial expenditures and time are required to establish Mineral Reserves through drilling and to develop the mining and processing facilities and infrastructure at mine site. There is no certainty that future expenditures made in the exploration of the Corporation’s other mineral properties or additional areas at the Matawinie Graphite Property will result in the identification of commercially recoverable quantities of ore or that ore reserves will ever be mined or processed profitably.

Mineral Exploration and Development Activities Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground or water conditions, geological formation pressures, fires, rock bursts, power outages, labor disruptions, flooding, earthquakes, explosions, cave-ins, landslides, mechanical equipment and facility performance problems, the inability to obtain suitable adequate machinery, equipment or labor and other unfavorable operating conditions are some of the risks involved in the operation of mines and the conduct of exploration and development programs. Unknown rock mechanics and hydrogeological conditions that cannot be predicted ahead of mining, such as faulting, zones of weak rock, or zones of unanticipated water inflow, may only be discovered during mining and may require significant changes to the mining plan. While lab testing may reduce uncertainty in some of the rock properties, it is never possible to identify all of these potential risks in advance. The Corporation’s exploration or development properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development and production, any of which could result in work stoppages and damage to or destruction of exploration or development facilities, mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.

Saint-Michel-des-Saints Demonstration Plant & Bécancour Demonstration Plant

Construction and Commissioning of Processing Demonstration Facilities

The design and construction of efficient processing demonstration facilities, the cost and availability of suitable machinery, supplies, equipment and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced employees can affect successful project development.

The Corporation expects to process the purification of spherical graphite at the Bécancour Demonstration Plant which will rely on new infrastructure. It is common in new processing facilities to experience unexpected problems and delays during construction, development, start-up and commissioning activities. The costs, timing and complexities of developing the Bécancour Demonstration Plant, may be significantly higher than anticipated which can add to the cost of development, production and operation and/or impair production and activities, thereby affecting the Corporation’s profitability.

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Bécancour Demonstration Plant & Bécancour Commercial Plant

Processing Technology on a Commercial Basis

The Corporation’s process of preparing micronized spheronized and purified graphite has not been used on a commercial basis by the Corporation and there is no certainty that results achieved during small scale testing (including those performed at the Saint-Michel-des-Saints Demonstration Plant & those to be performed at the Bécancour Demonstration Plant) can be replicated in commercial quantities, which could have a material adverse impact on the economics of the Corporation’s project.

The Corporation will be required to provide graphite that meets certain specifications. The inability of the Corporation to fully commission and scale-up its operations to produce micronized spheronized and purified graphite that meet those specifications may have a material adverse effect on the Corporation.

Moreover, the Corporation has not yet formalized the acquisition of the property located in the Bécancour Industrial Park in Québec. Accordingly, there is no assurance that the Bécancour Commercial Plant, will ever be brought into a state of commercial production or that its activities will result in profitable operations.

4.3.2	General Risk Factors

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the recent outbreak of respiratory illness caused by the novel coronavirus (“COVID-19”). Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Some of the key impacts of these conditions include devaluations and high volatility in global equity, commodity, foreign exchange and mining markets and a lack of market confidence and liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Corporation’s ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Corporation. Increased levels of volatility and market turmoil could have a material adverse impact on the Corporation’s operations and planned growth and the trading price of the securities of the Corporation may be adversely affected.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines and a general reduction in consumer activity. In addition, the increasing number of individuals infected with COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel and other factors that depend on future developments beyond the Corporation’s control.

Even though the Corporation is implementing business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 could have a material adverse impact on the Corporation’s workforce and the development of NMG Projects. The Corporation applied the government directive that suspended non-essential economic activities. Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints Demonstration Plant and the temporary layoff of some hourly, administrative and maintenance personnel.

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The full extent and impact of COVID-19 on the Corporation’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

Volatility of Share Price and Market Price of the Common Shares

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of graphite in response to, among other things, the COVID-19 pandemic and many other elements beyond the control of the Corporation could materially affect the price of the common shares of the Corporation.

There can be no assurance that an active market for the common shares of the Corporation will be sustained after any offering of securities. Securities of companies with smaller capitalizations have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. If an active market for the common shares of the Corporation does not continue, the liquidity of a purchaser’s investment may be limited. If such a market does not develop, purchasers may lose their entire investment in the common shares of the Corporation.

As a result of any of these factors, the market price of the common shares of the Corporation at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages, and also divert management’s attention and resources.

Need for Funding and Time of Development

There is a risk that the development of NMG Projects into commercial production will not be completed on time or on budget, or not at all. NMG Projects are still subject to the receipt of various permits. The development and construction schedule of the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant is based on management’s expectations, and may be delayed by a number of factors, some of which are beyond the Corporation’s control. It is common in new mining operations to experience unexpected costs, problems and delays during permitting, construction, development and mine start-up. Most, if not all, projects of this kind suffer delays in start-up and commissioning due to late delivery of components, the inadequate availability of skilled labour and mining equipment, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change.

Capital and operating costs are estimates based on the interpretation of geological data, pre-feasibility and feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate.

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The costs, timing and complexities of developing NMG Projects may be significantly higher than anticipated, including because the availability of infrastructure such as surface access, skilled labour, and energy at an economic cost, cannot be assured. In addition, cost estimates may increase significantly as more detailed engineering work and studies are completed.

The Corporation requires financing through equity and/or debt securities to complete the development, construction and commissioning of the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant and to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Corporation’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Corporation and, if raised by offering equity securities, any financing may involve a dilution to existing shareholders. Failure to obtain any financing necessary for the Corporation’s capital expenditure could result in the delay or indefinite postponement of further construction and development of the Matawinie Graphite Property as well as the Bécancour Demonstration Plant and the Bécancour Commercial Plant, which in turn would materially and adversely affect the financial and operating results of the Corporation and the market price of the Corporation’s securities and, ultimately, could result in the loss of its properties.

The impacts of COVID-19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Corporation’s ability to obtain equity or debt financing in the future, which may have a material adverse effect on its business, financial condition and results of operations. There is a risk that commodity prices or demand for the products decline, including as a result of the impact of the COVID-19 crisis. The availability of such cash may be adversely impacted by uncertainty in the financial markets, including as a result of the COVID-19 crisis. Failure to obtain financing on a timely basis may cause the Corporation to postpone the development and construction of the mine and concentrator for the Matawinie Graphite Property as well as the Bécancour Demonstration Plant and the Bécancour Commercial Plant.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Matawinie Graphite Property require the construction of significant new industrial facilities including the Bécancour Demonstration Plant and the Bécancour Commercial Plant. The success of construction projects and the start-up of new mines and industrial plants by the Corporation is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Corporation is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Corporation beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Corporation will be successful.

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Negative Operating Cash Flow

The Corporation has no history of revenues from its operating activities. During the fiscal years ended December 31, 2017, 2018 and 2019, the Corporation had negative cash flow from operating activities, due to the expenses incurred completing the commissioning and optimizing the Saint -Michel-des-Saints Demonstration Plant. Further, the Corporation has not yet commercialized its product. The Corporation’s cash and cash equivalents amounted to $10,147,987, $3,794,449, and $4,077,445 as at December 31, 2017, December 31, 2018 and December 31, 2019, respectively. From January 1, 2019 to December 31, 2019, based on the operating activities and investing activities as disclosed in the audited statement of cash flows for the year ended December 31, 2019, the Corporation has had an average monthly cash expenditure rate of approximately $1,693,862 per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development capitalized costs not covered by grants; and expects such rate to increase in immediate future periods. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until commercial production is achieved at the Matawinie Graphite Property or at the Bécancour Commercial Plant. Even if commercial operations are achieved at the Matawinie Graphite Property or at the Bécancour Commercial Plant, short-term operating factors relating to the graphite deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Going Concern and Insolvency Risk

The Corporation’s 2019 annual financial statements have been prepared on a going concern basis, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. However, the Corporation does not currently have guaranteed sources of funding or cash flow to repay indebtedness, penalties or interest that it could incur or in the event it enters into any permitted working capital or permitted hedging facilities. The inability to successfully generate revenues from operations would also cast significant doubt as to the Corporation’s ability to continue as a going concern. There are other elements included in this section “Risk Factors” related to the Corporation that could cast a doubt on the ability of the Corporation to continue its operation and development on a going concern basis.

Lack of Revenue

As the Corporation does not have revenues, it is dependent upon future financings to continue its plan of operation, yet stay in business. The Corporation has not generated any revenues since its incorporation. The Corporation’s business objectives include the construction and operation of the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant. There is no assurance that they will be commercially viable.

History of Losses

The Corporation does not have a history of profitable operations. It sustained net losses in the fiscal years ended December 31, 2017, 2018 and 2019. Management of the Corporation does not expect any income for the fiscal years to come and assesses that the Corporation may incur ongoing losses in the near future, and there is no guarantee it will become profitable in the short term.

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The Corporation’s future success will depend to a large extent on its ability to ensure the respect of its contractual commitments which are important from an operational and financial point of view. In general, the Corporation’s revenues will also be affected by economic conditions and the capacity of the Corporation to start production and manage its growth.

Infrastructure, Supplies and Inflation

The availability of skilled labour, electricity and other necessary supplies at an economic cost cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties.

Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation’s future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services. Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation’s operations and profitability.

Risks Related to Future Sale of Graphite Products

The Corporation is dependent on future sales of graphite products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.

The Corporation has entered into the Offtake and Joint Marketing Agreement with Traxys for the sale of expected production of flake graphite concentrate to be produced at the Corporation’s Saint-Michel-des-Saints operation. Such agreement contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied.

Except the Offtake and Joint Marketing Agreement with Traxys, the Corporation has not yet entered into any other agreements for the sale of graphite. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.

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If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.

Graphite Demand

Graphite is considered an industrial mineral and the sales prices are not public. Graphite is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. Therefore, it is possible that the sales prices used in any assumptions made by the Corporation will be different than the actual prices at which the Corporation is able to sell its graphite. In addition, there are a limited number of producers of graphite and it is possible that these existing producers will try to prevent new-comers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual graphite market sale prices could have an adverse impact on operating costs and stock market prices and on the Corporation’s ability to fund its activities. In each case, the economics of the Matawinie Graphite Property could be materially adversely affected, even to the point of being rendered uneconomic. The Corporation intends to produce graphite to address the increasing demand, which is favoured in the making of LIB. If battery manufacturers use less graphite than expected, or if the demand for batteries, mainly used in electric and hybrid vehicles, is less than forecasted, it could have a material adverse effect on the sales price, profitability and development strategy of the Corporation.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the metals or minerals being mined. There is no assurance that a profitable market will exist for the sale of the same. There can be no assurance that mineral prices will be such that the Corporation’s properties can be mined at a profit. The price of the common shares and the financial results of the Corporation, like its mining activities, could undergo in the future, important negative effects because of the fall of the prices of minerals, resulting in an impact on the capacity of the Corporation to finance its activities. The prices of minerals fluctuate in an important way and are tributary to various factors which are independent of the will of the Corporation, such as the sale or the purchase of minerals by various brokers, central banks and financial institutions, the interest rates, the foreign exchange rates, the rates of inflation, of deflation, the fluctuations in the value of the CAD and the currencies, the regional and world offer and demand, the economic conjuncture and policy which prevails in the countries of the world which are large mineral producers, or countries where large customers and end users are located, and the COVID-19 pandemic. The prices of mineral largely fluctuated these last years and any serious fall could prevent the continuation of the exploration, construction and development activities of the Corporation.

Competition

The mining industry is intensely and increasingly competitive, and the Corporation competes with many companies with greater financial resources and technical facilities than those of the Corporation.

Competition in the mining industry could adversely affect the Corporation’s ability to put the Matawinie Graphite Property into production and to secure sale agreements for its products.

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Governmental and Environmental Regulations, Permits and Licenses

The current operations of the Corporation and anticipated future operations, including further exploration, development activities and commencement of production for the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant are subject to laws and regulations governing prospecting, development, mining, construction, production, exports, taxes, labour standards, occupational health, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the construction, development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements.

The Corporation’s operations are also subject to various laws and regulations governing the protection of the environment, such as the BAPE. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a direction of stricter standards and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Corporation intends to, and attempts to, fully comply with all applicable environmental regulations, including regulations concerning COVID-19.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. The Corporation believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there is no assurance that future changes to existing laws and regulations will not impact the Corporation. Amendments to current laws, regulations and permits governing the operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs, reduction in levels of production or require abandonment or delays in the development of current or new mining projects.

The Corporation’s activities and operations require permits from various domestic authorities. There can be no assurance that various permits which the Corporation may require in the normal course for its current and anticipated exploration, development and construction activities as well as mining operations, including without limitation, on the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant will be maintainable or obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including, without limitation, the Matawinie Graphite Property, the Bécancour Demonstration Plant and the Bécancour Commercial Plant. Furthermore, any delays in obtaining the anticipated construction permits would have an adverse effect on the Corporation’s timing and costs associated with start-up. Such delays could also allow other third-party projects to commence production before the Matawinie Graphite Property and the Bécancour Commercial Plant, thereby potentially reducing the Corporation’s target market share, which would have an adverse impact on the level of product sales and economics of the NMG Projects.

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Public Company Obligations

As a publicly listed corporate entity, the Corporation is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators (CSA), the TSXV, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

Currency Fluctuations

Currency fluctuations may have an effect on the Corporation’s costs, revenue and cash flow. Although the Corporation raised equity in CAD, certain of the Corporation’s estimated capital costs in connection with the Matawinie Graphite Property were converted from quotes obtained in foreign currencies and converted into CAD applying a fixed exchange rate. The Corporation may pursue debt financing which may be denominated in United States dollars (USD) or other currencies. Accordingly adverse fluctuations in the relative prices of Euros, USD and other currencies could increase the cost of development and production or increase the cost of borrowing and could materially and adversely affect the Corporation’s earnings and financial condition.

Climate Change

Climate change is an international concern and, as a result, poses risk of both climate changes and government policy in which governments are introducing climate change legislation and treaties that could result in increased costs, and therefore, could decrease profitability of the Corporation’s operations.

The Canadian government has established a number of policy measures in response to concerns relating to climate change. The impacts of these measures will most likely be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Corporation’s results of operations.

In addition, the physical risks of climate change may also have an adverse effect on the operations of the Corporation. Global climate change could exacerbate certain of the threats facing the Corporation’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures, which can disrupt the Corporation’s operations, damage its infrastructure or properties, create financial risk to Corporation’s business or otherwise have a material adverse effect on its results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the Corporation’s operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

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Economic Assessment Disclosure

The results of the Technical Report were based on certain assumptions that were given as of the date of the Technical Report. The economic assessment reveals that the Matawinie Mining Project’s viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with a feasibility level of estimate. However, the Matawinie Mining Project’s viability remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Furthermore, there is no assurance that the assumptions used in the Technical Report will prove to be accurate and adverse changes may occur which may affect actual results.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims and mining lease. No assurance can be given that insurance to cover the risks to which the Corporation’s activities are subject will be available at all or at commercially reasonable premiums. The Corporation currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. Moreover, the Corporation may have to renew and/or acquire additional insurance coverage. The Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation carries liability insurance with respect to its exploration and development operations, including certain limited environmental liability insurance coverage. The payment of any such liabilities would reduce the funds available to the Corporation. If the Corporation is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Dividend Policy

No dividends on the common shares of the Corporation have been paid to date. The Corporation anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including the Corporation’s operating results, financial condition, and current and anticipated cash needs.

Dependence on, and Protection of, Key Personnel

The success of the Corporation is currently largely dependent on the performance of its directors and officers as well as its operations and technical leaders. The loss of the services of any of these persons could have a materially adverse effect on the Corporation’s business and prospects. There is no assurance the Corporation can maintain the services of its directors, officers or other qualified personnel required to operate its business.

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Labour Relations

While the Corporation has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Corporation and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Corporation carries on business as well as by the COVID-19 pandemic. Adverse changes in such legislations or in the relationship between the Corporation and its employees could have a material adverse impact on the Corporation’s business, results of operations and financial condition.

Titles Matters and Territorial Claims

While the Corporation has reviewed and is satisfied with the titles to its mineral properties, and, to the best of its knowledge, such titles are in good standing, there is no guarantee that titles to such properties will not be challenged or impugned. The properties may be subject to prior unregistered agreements of transfer or aboriginal land claims, and titles may be affected by undetected defects. In addition, according to the applicable mining legislation in the Province of Québec, the Corporation will need to incur expenditures on its properties and pay a rent in order to renew claims upon their expiry. There can be no assurance that the Corporation will be successful in renewing all such claims.

The framework agreement dated April 12, 2018 between the Corporation, the Conseil des Atikamekw de Manawan and the Conseil de la Nation Atikamekw establishes negotiation topics to be discussed and goals to be met in order to arrive at a successful agreement in the best interests of all parties concerned. It also states subjects and guidelines to consider throughout the discussion process to favour an environment propitiatory to a sound negotiation. Then, on April 23, 2019, the Corporation entered into the PDA with the Conseil des Atikamekw de Manawan and the Atikamekw Nation and Atikamekw Sipi for the Matawinie Mining Project. No insurance can however be provided that the parties will reach an agreement with respect to the impact and benefit agreement.

Tax Risks

The Corporation was partly financed by the issuance of flow-through shares. However, there is no guarantee that the funds spent by the Corporation will qualify as Canadian exploration expenses, even if the Corporation has committed to take all the necessary measures for this purpose. Refusals of certain expenses by tax authorities could have negative tax consequences for investors and, in such an event, the Corporation will have to indemnify each flow-through share subscriber for any additional taxes.

Conflicts of Interest

Some of the directors and officers of the Corporation may be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Corporation. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. Some of the directors and officers of the Corporation may become directors of other companies engaged in same or other business ventures.

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Dilution

Additional financing needed to continue funding the development and operation of the Corporation may require the issuance of additional securities of the Corporation. The issuance of additional securities and the exercise of common share purchase warrants, options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of common shares.

Structural Subordination of the Common Shares

In the event of a bankruptcy, liquidation or reorganization of the Corporation, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Corporation before any assets are made available for distribution to the shareholders. The common shares of the Corporation will be effectively subordinated to most of the other indebtedness and liabilities of the Corporation.

Forward-Looking Statements

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Litigation and Other Legal Proceedings

Like most companies, the Corporation is subject to the threat of litigation and may be involved in disputes with other parties which may result in litigation or other proceedings. The Corporation’s operations are subject to the risk of legal claims by employees, unions, contractors, debt holders, lenders, suppliers, future joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation.

5.	DIVIDENDS AND DIVIDENDS POLICY

During the three most recently completed fiscal years and as of the date of this Annual Information Form, the Corporation has not paid any dividends or made any distributions on its issued and outstanding common shares.

The Corporation’s current policy is to reinvest future earnings in order to finance the growth and development of its business. The Corporation does not intend to pay dividends in the foreseeable future. Any future determination to pay cash dividends is at the discretion of the Board of Directors and will depend on the Corporation’s financial condition, results of operation, capital requirements and such other factors as the Board of Directors deems relevant.

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6.	GENERAL DESCRIPTION OF THE CAPITAL STRUCTURE

6.1	Common Shares

The Corporation’s authorized capital is made up of an unlimited number of common shares without par value. As of December 31, 2019, 261,782,814 common shares were issued and outstanding as fully paid and non-assessable. As of the date of this Annual Information Form, 261,782,814 common shares are issued and outstanding as fully paid and non-assessable. The holders of common shares of the Corporation are entitled to vote at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The common shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares, all of which rank equally as to all benefits which might accrue to the holders of the common shares.

6.2	Warrants

As of December 31, 2019, an aggregate number of 26,766,142 warrants issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 26,766,142 common shares.

	Number of Warrants	Exercise Price	Expiry Date
	3,333,336	$0.40	May 17, 2020
	4,480,584	$0.40	July 13, 2020
	5,792,584	$0.40	September 28, 2020
	655,333	$0.40	October 2, 2020
	7,534,914	$0.35	December 22, 2020
	4,969,391	$0.35	February 7, 2021
Total	26,766,142

Between January 1, 2020 and the date of this Annual Information Form, no warrant was issued, no warrant was exercised and no warrants expired. As a result and as of the date of this Annual Information Form, an aggregate number of 26,766,142 warrants issued by the Corporation are outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 26,766,142 common shares.

For further details about the warrants issued by the Corporation as of December 31, 2019, reference is made to note 13.2 to the Corporation’s audited consolidated financial statements for the last fiscal year ended December 31, 2019 which are available on SEDAR at www.sedar.com.

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6.3	Compensation Options

6.3.1	Broker Warrants

As of December 31, 2019, an aggregate number of 331,994 broker warrants are outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 331,994 common share of the Corporation.

	Number of Broker Warrants	Exercise Price	Expiry Date
	125,669	$0.30	July 13, 2020
	127,689	$0.40	September 28, 2020
	78,636	$0.30	October 2, 2020
Total	331,994

Between January 1, 2020 and the date of this Annual Information Form, there were no broker warrant was issued, no broker warrant was exercised, and no broker warrants expired. As a result and as of the date of this Annual Information Form, an aggregate number of 331,994 broker warrants were issued by the Corporation are outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 331,994 common shares as follows:

	Number of Broker Warrants	Exercise Price	Expiry Date
	125,669	$0.30	July 13, 2020
	127,689	$0.40	September 28, 2020
	78,636	$0.30	October 2, 2020
Total	331,994

For further details about the broker warrants issued by the Corporation as of December 31, 2019, reference is made to note 13.3 to the Corporation’s audited consolidated financial statements for the last fiscal year ended December 31, 2019 which are available on SEDAR at www.sedar.com.

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6.3.2	Advisory Warrants

As of December 31, 2019, an aggregate number of 621,665 advisory warrants issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 621,665 common shares of the Corporation as follows:

	Number of Advisory Warrants	Exercise Price	Expiry Date
	55,000	$0.30	July 13, 2020
	566,665	$0.30	October 20, 2020
Total	621,665

Between January 1, 2020 and the date of this Annual Information Form, there was no advisory warrant issued, no advisory warrant was exercised and no advisory warrant expired. As a result and as of the date of this Annual Information Form, an aggregate number of 621,665 advisory warrants issued by the Corporation are outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 621,665 common shares.

6.4	Stock Options Issued Under the Stock Option Plan

As of December 31, 2019, an aggregate number of 15,825,000 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 15,825,000 common shares as follows:

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	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	500,000	500,000	$0.27	May 11, 2020
	600,000	600,000	$0.18	June 9, 2020
	300,000	300,000	$0.35	October 10, 2020
	650,000	650,000	$0.20	January 7, 2021
	250,000	250,000	$0.20	February 11, 2021
	225,000	225,000	$0.20	March 18, 2021
	175,000	175,000	$0.30	June 15, 2021
	250,000	250,000	$0.25	November 1, 2021
	500,000	500,000	$0.45	November 2, 2021
	575,000	575,000	$0.25	December 23, 2021
	500,000	-	$0.30	January 1, 2022
	1,500,000	1,500,000	$0.275	February 13, 2022
	500,000	-	$0.30	July 1, 2022
	500,000	500,000	$0.30	July 11, 2022
	725,000	725,000	$0.35	September 25, 2022
	150,000	150,000	$0.40	September 25, 2022
	200,000	200,000	$0.39	October 20, 2022
	200,000	200,000	$0.42	November 27, 2022
	2,650,000	2,650,000	$0.32	May 18, 2023
	100,000	100,000	$0.31	June 21, 2023
	1,125,000	1,125,000	$0.235	May 27, 2024
	3,150,000	2,500,000	$0.235	September 12, 2024
	350,000	87,500	$0.21	November 29, 2024
	150,000	37,500	$0.205	November 29, 2024
Total	15,825,000	13,800,000	-	-

Between January 1, 2020 and the date of this Annual Information Form, no stock options were exercised, no stock options were granted, and no stock option expired. As a result and as of the date of this Annual Information Form, an aggregate number of 15,825,000 stock options issued by the Corporation were outstanding, collectively entitling the holders thereof to purchase an aggregate of up to 15,825,000 common shares as follows:

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	Number of Stock Options	Number of Vested Stock Options	Exercise Price	Expiry Date
	500,000	500,000	$0.27	May 11, 2020
	600,000	600,000	$0.18	June 9, 2020
	300,000	300,000	$0.35	October 10, 2020
	650,000	650,000	$0.20	January 7, 2021
	250,000	250,000	$0.20	February 11, 2021
	225,000	225,000	$0.20	March 18, 2021
	175,000	175,000	$0.30	June 15, 2021
	250,000	250,000	$0.25	November 1, 2021
	500,000	500,000	$0.45	November 2, 2021
	575,000	575,000	$0.25	December 23, 2021
	500,000	-	$0.30	January 1, 2022
	1,500,000	1,500,000	$0.275	February 13, 2022
	500,000	-	$0.30	July 1, 2022
	500,000	500,000	$0.30	July 11, 2022
	725,000	725,000	$0.35	September 25, 2022
	150,000	150,000	$0.40	September 25, 2022
	200,000	200,000	$0.39	October 20, 2022
	200,000	200,000	$0.42	November 27, 2022
	2,650,000	2,650,000	$0.32	May 18, 2023
	100,000	100,000	$0.31	June 21, 2023
	1,125,000	1,125,000	$0.235	May 27, 2024
	3,150,000	2,500,000	$0.235	September 12, 2024
	350,000	87,500	$0.21	November 29, 2024
	150,000	37,500	$0.205	November 29, 2024
Total	15,825,000	13,800,000	-	-

As of December 31, 2019, the Board of Directors was entitled to grant stock options in accordance with the Nouveau Monde Mining Enterprises Inc. 2016 Stock Option Plan, as adopted by the Board of Directors on December 22, 2016, to employees, officers, directors or consultants of the Corporation or any subsidiary thereof, and to persons employed to perform investor relations activities.

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On May 18, 2018, the shareholders of the Corporation approved the adoption of a new stock option plan of the Corporation entitled Nouveau Monde Graphite Inc. 2018 Stock Option Plan pursuant to which stock options granted after the adoption of said plan and stock options previously held by eligible participants, are henceforth governed by the Nouveau Monde Graphite Inc. 2018 Stock Option Plan.

For further details about the stock options issued by the Corporation as of December 31, 2019, reference is made to note 13.5 to the Corporation’s audited consolidated financial statements for the last fiscal year ended December 31, 2019 which are available on SEDAR at www.sedar.com.

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7.	MARKET FOR SECURITIES

7.1	Market

The common shares of the Corporation commenced trading on the TSX Venture Exchange (“TSXV”) on January 15, 2013 under the trading symbol “NOU”.

7.2	Trading Price and Volume

The following table shows the variation in price and the trading volume of the common shares of the Corporation on the TSXV (as reported by https://www.tmxmoney.com) on a monthly basis for each month of the financial year ended December 31, 2019 and up to the date of this Annual Information Form.

Month	High ($)(1)	Low ($)(2)	Trading volume(3)
January 2019	0.285	0.255	2,540,093
February 2019	0.275	0.210	4,980,448
March 2019	0.255	0.230	1,487,642
April 2019	0.265	0.230	3,926,957
May 2019	0.260	0.230	1,835,596
June 2019	0.260	0.230	1,702,318
July 2019	0.245	0.200	2,382,706
August 2019	0.250	0.125	2,072,596
September 2019	0.250	0.205	2,167,958
October 2019	0.230	0.165	2,706,065
November 2019	0.220	0.195	2,348,221
December 2019	0.210	0.180	1,583,560
January 2020	0.230	0.190	3,346,033
February 2020	0.270	0.225	7,565,100
March 2020	0.245	0.125	5,719,790
April 1st, 2020 to April 28, 2020	0.235	0.14	3,737,975

Notes:

(1)	Includes intra-day high prices.

(2)	Includes intra-day low prices.

(3)	Total volume traded in the relevant period.

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8.	DIRECTORS AND OFFICERS

8.1	Name, Occupation and Securities Holding

The following table contains certain information on the Corporation’s directors and executive officers as of December 31, 2019. The directors of the Corporation are elected at the annual general meeting of shareholders for a term of office ending at the following annual general meeting or until their successor is duly elected, unless their position becomes vacant earlier.

Yannick Beaulieu

Québec, Canada

Chairman of the Audit Committee

Member of the Governance and Sustainable Development Committee

Director of the Corporation since February 2017

Number of common shares held: 212,000

Mr. Yannick Beaulieu is a Chartered Professional Accountant (CPA, CA) since 2012. He holds a bachelor’s degree in administration (accounting) and a master’s degree in business administration (MBA) from the Université du Québec à Trois-Rivières. He held the position of auditor in a few accounting firms, including his own, for seven years and then Mr. Beaulieu accepted the position of Controller and then Chief Financial Officer for Verval Ltée, a corporation specializing in building envelope in the region of Gatineau / Ottawa. He holds this position since June 2015. From January 2011 to December 2015, Mr. Beaulieu was a part-time Accounting Lecturer with Université du Québec en Outaouais. He was also accountant of his chartered professional accountant corporation, Y. Beaulieu CPA Inc., from June 2012 to May 2015.

Nathalie Jodoin

Québec, Canada

Member of the Compensation and Human Resources Committee

Member of the Governance and Sustainable Development Committee

Director of the Corporation since January 2016

Number of common shares held: 470,000(1)

Ms. Nathalie Jodoin has over 25 years of experience in the field of intellectual property. She was awarded a bachelor in metallurgical engineering, material science from École Polytechnique de Montréal in 1985 and a bachelor in civil law (BCL) from the Université de Montréal in 1989. Member of the Ordre des ingénieurs du Québec, she was called to the Québec Bar in 1990. She is also a registered patent agent in Canada and in the United States since 1998. Since April 2002, Ms. Jodoin is a partner of the firm ROBIC, LLP (“ROBIC”) and from April 2004 to February 2019, she was a member of its Managing Committee. ROBIC is an internationally renowned firm of professionals including lawyers, scientists and engineers specializing in intellectual property and business law.

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Marc Prud’Homme Québec, Canada Member of the Governance and Sustainable Development Committee Director of the Corporation since February 2017 Number of common shares held: nil	Mr. Marc Prud’homme graduated in 1983 from the Université Laval, Québec with a bachelor’s degree and a license in pharmacy. He was consequently involved in the development of Familiprix, a Canadian group of independent pharmacists, from January 1989 to July 2013. Since February 2015, he owns and participates to the development of L’Auberge du Lac Taureau. As an experienced business administrator, he ensures the touristic and property development of this institution and thus participates to the reputation of Saint-Michel- des-Saints as a tourism destination.

Pierre Renaud

Québec, Canada

Lead Independent Director

Chairman of the Governance and Sustainable Development Committee

Director of the Corporation since February 2017

Number of common shares held: 33,400

Mr. Pierre Renaud, counsel and head of the Environmental Law Group for the Québec region at McCarthy Tetrault LLP, has 33 years of experience in environmental law. He acts as a strategic advisor to clients and provides guidance from the earliest project stages on matters such as sustainable development, social acceptability, the environmental authorization process, consultation and public participation processes. As former president of the BAPE from 2007 to 2012, he was in charge of appointing and monitoring over 40 commissions of inquiry (public hearings / mediation), in addition to managing and tabling reports with Québec’s environment minister on a variety of specific initiatives. Early in his career, he was a legal counsel for the Québec Ministry of the Environment and Hydro-Québec. In parallel with his professional activities, and for more than 10 years he taught in the master’s program the environmental law at Université de Sherbrooke and in the bachelor’s program at Université du Québec à Montréal. In addition to co-authoring two books on mediation, he has written several articles and reports and given more than 135 talks, formations and presentations on topics related to the environment and sustainable development. In 2014, he also received the CETEQ’S Pierre Lachance tribute award in recognition of his achievements and commitment to the sustainable development and promotion of the green economy. Admitted to the Québec Bar in 1987, Mr. Renaud has a master’s degree in public administration.

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Christopher Shepherd London, England Member of the Audit Committee Director of the Corporation since May 2019 Number of common shares held: nil	At The Pallinghurst Group for the last 10 years, Mr. Christopher Shepherd is a Managing Director and the Head of Corporate Finance of The Pallinghurst Group, spearheading the execution team for most of its investments. He is a Chartered Accountant (CA) since 2002 and holds a bachelor’s degree in Applied Finance and Commerce from Macquarie University, in Sydney, Australia. Mr. Shepherd has 20 years of experience in private equity, investment banking and accounting, with a focus on the natural resources industry and mining operations.
Arne H. Frandsen Geneva, Switzerland Chairman of the Compensation and Human Resources Committee Director of the Corporation since May 2019 Number of common shares held: nil	Mr. Arne H. Frandsen is the Co-Managing Partner of The Pallinghurst Group. Mr. Frandsen has a LL.B and Master’s in Law from Copenhagen University. He has over 10 years of investment banking experience with Goldman Sachs and J.P. Morgan, providing strategic advice and structuring mergers and acquisitions, as well as corporate finance transactions for clients in 30 different countries. In 2005, Mr. Frandsen left investment banking in order to become the Chief Executive Officer of Incwala Resources, one of South Africa’s leading black economic empowerment mining companies. Mr. Frandsen was one of the founders of The Pallinghurst Group in 2006 and has been instrumental in the group’s development. In addition, he is the Chairman of Sedibelo Platinum Mines.
Daniel Buron Québec, Canada Member of the Audit Committee and the Compensation and Human Resources Committee Director of the Corporation since September 2019 Number of common shares held: nil	With over 20 years of experience in the finance industry, Mr. Buron has held since 2004 the position of Senior Vice-President and Chief Financial Officer of Domtar, a Quebec paper company that is the third largest North American manufacturer of office paper. Mr. Buron previously held various finance positions within a large firm in the commercialization and development of IT tools and solutions as well as with a major international accountant firm. Holder of the Certified Professional Accountant designation, Mr. Buron obtained from Laval University a Bachelor of Commerce. Since then, he has served on several boards, including Norampac Inc. and the McGill University Health Center Foundation.

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Éric Desaulniers Québec, Canada President and Chief Executive Officer Chairman of the Board of Directors Number of common shares held: 1,734,000(2)	Mr. Éric Desaulniers is a professional geologist (Ordre des géologues du Québec #935) with a specialization in geophysics. He holds a bachelor’s degree in geology and a master in geophysics from the Université Laval, Québec. As a Project Manager for the world-leading geophysical corporation Sander Geophysics Limited, from September 2006 to November 2011, he managed numerous international large scale interpretation and data acquisition projects in the Middle East, in Central and North African countries, and in North America for major clients like the British Geological Survey, Saudi Aramco, the Moroccan Government, the Bureau de Recherches Géologiques et Minières (BRGM) (France) and Shell. In 2007, Mr. Desaulniers participated in an expedition to the North Pole in the Canadian Arctic with the Columbia University in the city of New York. Since September 2008, he offers geological and geophysical services to the mineral industry. Prior to his career in the mining sector, Mr. Desaulniers served from January 2000 to June 2007 as an Infantry Officer in the Canadian Armed Forces where he specialized in leadership instruction, advanced negotiation training and project management.

Virginie Fortin Montréal, Québec Director Legal Affairs & Corporate Secretary since April 2018 Number of common shares held: 160,000	Virginie Fortin has over 15 years of business and legal experience practising law as well as analyzing, structuring, negotiating and closing commercial and corporate transactions. Prior to joining the Corporation, Virginie Fortin was Director, legal affairs at EBC inc. a construction company. Ms. Virginie Fortin also previously practised law in the Business Law Groups of Dentons LLP, Gowlings LLP and Heenan Blaikie LLP. Ms. Fortin holds a Bachelor’s degree in Law from Université of Montréal and has completed an executive MBA at HEC Montréal and McGill University in 2017.

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Charles-Olivier Tarte Québec, Canada Chief Financial Officer since November 2016 Number of common shares held: 275,000	Mr. Tarte is a Chartered Professional Accountant, Certified Management Accountant (CPA, CMA) and has been in the graphite industry since 2011. Before being appointed Chief Financial Officer of the Corporation, Mr. Tarte was the Natural Graphite Financial Controller for Imerys Graphite & Carbon Inc. As such, he was overseeing the financial management of the Lac-des-Îles (QC) natural graphite mine, the Terrebonne (QC) second transformation plant & the Westlake (OH) Americas sales office. Mr. Tarte is a graduate of the Université de Sherbrooke where he obtained his Bachelor of Commerce in Accounting and Finance.

Notes:

(1)	Ms. Jodoin holds 470,000 common shares through Casolo Inc, a corporation controlled by Ms. Jodoin and of which she is the sole director and officer.

(2)	Mr. Desaulniers holds personally 1,063,000 common shares and 671,000 common shares through ED EXPLORATION INC., a corporation controlled by Mr. Desaulniers and of which he is the sole director and officer.

As of December 31, 2019, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, an aggregate of 2,884,400 common shares representing approximately 1.10% of the Corporation’s outstanding common shares.

8.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation, none of these persons:

(a)	is, as at the date of this Annual Information Form, or has been, within ten years before this date, director, chief executive officer or a chief financial officer of any corporation, including the Corporation, which has been subject to one of the following orders:

(i)	a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, while the person was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person exercised these duties.

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To the knowledge of the Board of Directors and based on the information provided by the directors or executive officers of the Corporation or shareholders holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, none of these persons:

(a)	is, as at the date of this Annual Information Form, or has been within ten years before this date, a director or executive officer of any corporation, including the Corporation, that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has been imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

On or about March 20, 2012, the Corporation completed a private placement with 109 investors, including 82 Québec residents. Three of these Québec investors have declared and guaranteed, in a Schedule to the subscription agreement, that they were accredited investors. An investigation conducted by the Autorité des marchés financiers (the “AMF”) revealed that these three Québec investors could not benefit from the accredited investor exemption provided for in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions, since they had incorrectly stated that they owned, at that time, financial assets with an aggregate value of more than one million dollars. The AMF has therefore established that additional verification measures should have been completed by Mr. Éric Desaulniers with respect to the quality of these three Québec investors, thereby enabling the AMF to impose to Mr. Desaulniers an administrative monetary penalty pursuant to the Securities Act (Québec). Pursuant to a settlement agreement between the AMF and Mr. Desaulniers, and ratified by the Tribunal administratif des marchés financiers on April 4, 2018, Mr. Desaulniers agreed to pay an administrative fine of $10,000.

9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the fiscal year ended December 31, 2019 and up to the date of this Annual Information Form, there was no legal proceedings outstanding or regulatory actions pending involving the Corporation or any of its properties or to which the Corporation is a party or to which its properties are subject, nor to the knowledge of the Corporation are any such legal proceedings contemplated or such regulatory actions threatened, as of the date hereof, which could become material to a purchaser of securities of the Corporation.

Since the beginning of the fiscal year ended December 31, 2019 and up to the date of this Annual Information Form: (i) the Corporation has not been the subject of penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority; and (iii) no penalties or sanctions has been imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision.

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10.	TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is AST Trust Company (Canada) (“AST”). The register of transfers of the Corporation’s common shares is held at AST’s offices located in its place of business at 2001 Robert-Bourassa Blvd. Suite 1600, Montréal, Québec H3A 2A6.

11.	INTERESTS OF EXPERTS

Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in this Annual Information Form is based on the Technical Report. Céline M. Charbonneau P. Eng., M. Sc., a Senior Project Manager with Met-Chem, has reviewed and approved the scientific and technical information summarized from the Technical Report and contained in this Annual Information Form. Ms. Charbonneau is considered, by virtue of her education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.

Yann Camus, P. Eng. of SGS Canada Inc. — Geological Services, has reviewed and approved the scientific and technical information contained in the section entitled “Technical Information Highlights as of the Date of this Annual Information Form”. Mr. Yann Camus is considered, by virtue of his education, experience and professional association, to be a “qualified person” within the meaning of NI 43-101.

As of the date of this Annual Information Form, the following Authors of the August 2018 Technical Report, Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mr. Nicolas Sciadas, P. Eng., M. Eng., Mr. Patrick Perez, P. Eng., M. Sc., Mr. Richard Bonici, P. Eng., Mr. Ewald Pengel, P. Eng., M. Sc. and Ms. Céline M. Charbonneau, P. Eng., M. Sc,, each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties. Mrs. Martine Paradis, P. Eng., M. Sc., PMP, is a “qualified person” within the meaning of NI 43-101. As of the date of this Annual Information Form, Mrs. Martine Paradis beneficially owns, directly or indirectly, less than 1% of the Corporation’s securities or properties.

The Technical Report was prepared by the Authors of the Technical Report, as this term is defined above. As of the date of this Annual Information Form, Mr. Bernard-Olivier Martel, P. Geo., B. Sc., Mr. Yann Camus, P. Eng., Mr. Oliver Peters, P. Eng., M. Sc., MBA, Mr. Patrick Perez P. Eng., M. Sc., Mr. Ewald Pengel, P. Eng., M. Sc., Mr. Jordan Zampini, P. Eng., Mr. Martin Saint-Amour, P. Eng. and Mrs. Céline M. Charbonneau, P. Eng., each of whom is a “qualified person” within the meaning of NI 43-101, had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties. Mrs. Martine Paradis, P. Eng., M. Sc., PMP, is a “qualified person” within the meaning of NI 43-101. As of the date of this Annual Information Form, Mrs. Martine Paradis beneficially owns, directly or indirectly, less than 1% of the Corporation’s securities or properties.

PricewaterhouseCoopers LLP are the Corporation’s auditors and are independent of the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada.

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12.	MATERIAL CONTRACTS

The following lists any contract material to the Corporation that was entered into outside the normal course of business during the most recently completed fiscal year or before the last fiscal year that is still in effect:

a)	the Warrant Indenture dated September 19, 2017 between the Corporation and AST, as warrant agent for the warrants issued in connection with the first tranche of the 2017 private placement;

b)	the Warrant Indenture dated October 20, 2017 between the Corporation and AST, as warrant agent for the warrants issued in connection with the second tranche of the 2017 private placement;

c)	the Agency Agreement dated July 13, 2018 between the Corporation, Eight Capital, Haywood Securities Inc., Desjardins Securities Inc. and Canaccord Genuity Corp., as amended on October 2, 2018;

d)	the Warrant Indenture dated July 13, 2018 between the Corporation and AST, as warrant agent for the warrants issued in connection with the first tranche of the 2018 brokered private placement closed on July 13, 2018;

e)	the Warrant Indenture dated September 27, 2018 between the Corporation and AST, as warrant agent for the warrants issued in connection with the second tranche of the 2018 brokered private placement closed on September 28 2018;

f)	the Subscription Agreement dated April 2, 2019 between the Corporation and Pallinghurst in connection with the Pallinghurst Private Placement; and

g)	the Investment Agreement dated April 2, 2019 between the Corporation and Pallinghurst Limited for the purposes of granting certain rights to Pallinghurst Limited in connection with the Pallinghurst Private Placement.

13.	ADDITIONAL INFORMATION

Additional information regarding the Corporation, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, are contained in the Corporation’s Management Proxy Circular dated May 23, 2019 prepared in connection with the most recent annual general and special meeting of shareholders held on June 21, 2019.

Also, additional financial information is provided in the audited financial statements and the Management’s Discussion and Analysis for the Corporation’s last fiscal year ended December 31, 2019.

Additional information regarding the Corporation is also available on SEDAR at www.sedar.com and on the Corporation’s Web site at www.nouveaumonde.ca.

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